Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                FILED PURSUANT TO RULE 424(b)(3)

                                                      REGISTRATION NO. 333-13307

                                                       REGISTRATION NO. 333-2516
                   SUBJECT TO COMPLETION, DATED MARCH 6, 1997
          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 15, 1996

                                  $250,000,000

                                  [LOGO]

                                 % NOTES DUE

                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                         NORTHWEST AIRLINES CORPORATION
                                   ---------

    Interest on the    % Notes due                     is payable semi-annually
on               and               of each year, beginning               , 1997.
The Notes will mature on                     . The Notes may be redeemed at any
time, at the option of Northwest Airlines, Inc. ("Northwest"), in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest (if any) to the date of redemption plus a Make-Whole Premium, if any, relating to the then prevailing Treasury Yield and the remaining life of the Notes.

    The Notes will rank on a parity with all unsecured and unsubordinated indebtedness of Northwest. The Notes will be fully and unconditionally guaranteed on a senior basis by Northwest Airlines Corporation ("NWA Corp." and, together with its subsidiaries, the "Company"), the indirect parent of Northwest.

    As of December 31, 1996, Northwest had $2,129.3 million of long-term debt and capital lease obligations which would rank PARI PASSU in right of payment with the Notes, of which $1,743.3 million was secured by Northwest's assets, and no long-term debt or capital lease obligations which would rank senior in right of payment to the Notes. As of the same date, NWA Corp. had $655.9 million of long-term debt obligations (consisting entirely of NWA Corp.'s guarantees of the indebtedness of subsidiaries) which would rank PARI PASSU in right of payment with the Parent Guaranty of the Notes, none of which was secured by NWA Corp.'s assets.

    The Notes will be represented by one or more Global Notes in fully registered form, without coupons, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described herein, beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct or indirect participants. See "Description of Debt Securities--Global Debt Securities" in the accompanying Prospectus.

    SEE "RISK FACTORS" BEGINNING ON PAGE S-7 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
     WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
      OFFENSE.
                                ----------------

                                                      INITIAL PUBLIC             UNDERWRITING              PROCEEDS TO
                                                    OFFERING PRICE(1)            DISCOUNT(2)             NORTHWEST(1)(3)
                                                 ------------------------  ------------------------  ------------------------
Per Note.......................................             %                         %                         %
Total..........................................             $                         $                         $

------------------

(1) Plus accrued interest, if any, from               , 1997.

(2) Northwest and NWA Corp. have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting estimated expenses of $          payable by Northwest.
                               ------------------

    The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about March   , 1997, against payment therefor in
immediately available funds.

GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                                                            MORGAN STANLEY & CO.

                                                                INCORPORATED
                                   ---------

           The date of this Prospectus Supplement is March   , 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 --------------

                       NOTICE TO NEW HAMPSHIRE RESIDENTS:

    NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE STATE 0F NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                            NWA CORP. AND NORTHWEST

    Northwest, the principal wholly-owned indirect subsidiary of NWA Corp., operates the world's fourth largest airline (as measured by 1995 Revenue Passenger Miles ("RPMs")) and is engaged principally in commercial transportation of passengers and cargo. Northwest's business focuses on the development of a global airline network through the optimization of its domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with hubs at Tokyo and Osaka, and a transatlantic alliance with KLM, which operates through a hub in Amsterdam.

    Northwest operates substantial domestic and international route networks. As of December 31, 1996, Northwest directly served more than 150 cities in 18 countries on the continents of North America, Asia and Europe. Northwest had more than 52 million enplanements and flew over 68 billion RPMs in 1996.

BUSINESS STRATEGY

    The Company's strategy is to (i) deploy its assets in markets where it has a competitive advantage and superior returns are available, (ii) manage its capital structure to minimize capital costs and to maintain adequate liquidity, and (iii) configure its aircraft fleet in an economically efficient manner consistent with the Company's route structure. Since 1992, Northwest has focused on its domestic and international hubs and has expanded service beyond its hubs largely through the use of domestic and international alliances and code-share agreements. Management believes that the successful implementation of this strategy has contributed substantially to the improvement in the Company's results of operations over the last three years.

  FOCUSED ASSET DEPLOYMENT

    In 1996, Northwest's domestic capacity (as measured by ASMs) increased 6.3% from the prior year. Management has endeavored to keep this growth measured and deliberate, with virtually all growth occurring on hub routes. As of December 31, 1996, approximately 99% of Northwest's flying was hub related compared to approximately 89% at year-end 1991.

    Northwest is strategically positioned to take advantage of growing economies in the Pacific. In May 1996, Northwest initiated the only nonstop service by a U.S. carrier from the United States to China with the inauguration of Detroit-Beijing service. Through expansion and additional international alliances, Northwest intends to pursue further opportunities in the growth countries of China, India, and Indonesia and other areas of Southeast Asia.

    Northwest is also positioned for growth in the Atlantic, primarily through the expansion of joint venture flying with alliance partner KLM. Management believes that alliances generally permit the more efficient utilization of the alliance partners' assets and reduce the need for the large capital expenditures generally associated with expansion. In 1997, Northwest plans to begin flying from India to Amsterdam.

  CAPITAL STRUCTURE MANAGEMENT

    The Company's financial strategy is intended to minimize capital costs while allowing the Company to maintain adequate levels of liquidity. Since 1994, the Company has completed the following major financings and capital restructurings:

    - A $265 million initial public equity offering designed to strengthen the Company's capital base and to expand its access to the public capital markets was completed in March 1994. This initial offering was followed by a $247 million secondary offering of Common Stock in November 1995 that significantly increased the number of shares held by the public, thereby improving the liquidity of NWA Corp.'s Common Stock.

    - The Company restructured its non-recourse obligation on certain of its Tokyo land holdings in October 1995, which resulted in $696 million being removed from long-term debt and reclassified as a Mandatorily Redeemable Preferred Security.

    - In December 1995, the Company prepaid the remaining $837 million balance of the 1989 acquisition loan using proceeds from a new credit facility and available funds. This transaction released collateral with a market value of approximately $6 billion and a book value of approximately $4 billion.

    - In July 1996, NWA Corp. repurchased from KLM a majority of its outstanding Series A and B Preferred Stock in exchange for two unsecured promissory notes aggregating $379 million (both of which were repaid in December
      1996), resulting in an increase to net income applicable to common stockholders of almost $75 million.

    - In June 1996, the Company completed a $525 million public offering of enhanced pass-through equipment trust certificates secured by nine Boeing 757 and two Boeing 747-400 aircraft in order to prepay outstanding bridge loans.

    - In October 1996, the Company amended its credit agreement among Northwest and Bankers' Trust Company, as Administrative Agent, among others, dated December 15, 1995, as amended and restated October 16, 1996 (the "Credit Agreement") to increase its unsecured term loan to $150 million and extend the final maturity to 2002. The existing unsecured revolving credit facility was increased to $500 million (current availability: $486.8 million) and the availability period was extended to 2001.

    Debt levels (including capitalized leases and current maturities) have declined markedly since 1992 from $5.2 billion at December 31, 1992 to $2.8 billion at December 31, 1996. Liquidity at December 31, 1996 was over $1.24 billion which consisted of cash, cash equivalents and unrestricted short-term investments aggregating $752.1 million and borrowing capacity of $486.8 million under the Credit Agreement. Cash flow from operations during 1996 was $1.37 billion.

  FLEET PLANNING

    The Company's fleet planning strategy is to identify and utilize the aircraft best suited to Northwest's route structure, while making the most efficient use of capital. This policy is illustrated by the Company's 1994 decision to hushkit and refurbish its DC-9 fleet rather than purchase new aircraft thereby accomplishing substantial savings. At year-end, 74% of the DC9-30 fleet had been refurbished and equipped with Stage 3 hushkits. This program allows Northwest to continue to operate profitably this highly reliable aircraft, while pushing out the investment for new aircraft. During the last year, seven additional DC9-30 aircraft were purchased.

    During 1996 the Company effected the following fleet acquisition transitions:

    - Northwest took delivery of 13 new Boeing 757 aircraft in 1996. Northwest paid cash to acquire six of these aircraft, and they remain unencumbered. The remaining seven aircraft were obtained under operating leases and were part of the aircraft collateral pool which secured the enhanced pass-through equipment trust certificates described above.

    - The Company signed an agreement for the purchase of 20 Airbus A320 aircraft to be delivered in 1998 and 1999. The agreement also pushed back the scheduled delivery of 16 Airbus A330 aircraft to 2004 and 2005 and granted the Company the rights to substitute other Airbus aircraft for the 16 Airbus A330 aircraft.

    - Northwest purchased three Boeing 747-200 aircraft from another airline. Two of these aircraft are configured for passenger service and will enter operations for Northwest in 1997. The third aircraft is a main deck freighter and is currently on lease to another airline.

    - Northwest acquired three DC10-30 aircraft to be commissioned during 1997 for new service to India.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table presents summary consolidated financial data and operating statistics of NWA Corp. The annual historical financial data were derived from NWA Corp.'s audited consolidated financial statements and the notes thereto incorporated by reference in the accompanying Prospectus and should be read in conjunction therewith. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                         ----------------------------------------
                                                                            1994           1995          1996
                                                                         -----------  --------------  -----------
STATEMENT OF INCOME DATA (IN MILLIONS):
  Operating revenues
    Passenger..........................................................  $   7,010.1  $    7,762.0    $   8,598.3
    Cargo..............................................................        755.8         751.2          745.8
    Other..............................................................        559.0         571.7          536.4
                                                                         -----------  --------------  -----------
                                                                             8,324.9       9,084.9        9,880.5
  Operating expenses(1)................................................      7,485.3       8,171.5        8,826.7
                                                                         -----------  --------------  -----------
  Operating income.....................................................        839.6         913.4        1,053.8
                                                                         -----------  --------------  -----------

  Income before extraordinary item(2):.................................  $     295.5  $      342.1    $     536.1
                                                                         -----------  --------------  -----------
                                                                         -----------  --------------  -----------

OTHER DATA (IN MILLIONS EXCEPT FINANCIAL RATIO DATA):
  Ratio of earnings to fixed charges...................................         1.88x         1.89x(3)        2.69x
  EBIT(4)..............................................................  $     989.2  $    1,458.7    $   1,377.7
  EBITDA(5)............................................................  $   1,346.6  $    1,816.8    $   1,755.4
  EBITDAR(6)...........................................................  $   1,684.4  $    2,155.7    $   2,101.7
  EBIT/interest expense................................................          2.6           3.8            5.2
  EBITDA/interest expense..............................................          3.5           4.7            6.7
  EBITDAR/interest expense and aircraft rentals........................          2.3           3.0            3.5

OPERATING STATISTICS:
  Scheduled Service:
    Available seat miles (millions)(7).................................     85,015.6      87,472.0       93,913.7
    Revenue passenger miles (millions)(8)..............................     57,873.2      62,515.2       68,639.1
    Passenger load factor(%)(9)........................................         68.1          71.5           73.1
    Revenue passengers (millions)......................................         45.5          49.3           52.7
    Revenue yield per passenger mile (cents)(10).......................        12.11         12.42          12.53
    Passenger revenue per scheduled ASM (cents)........................         8.25          8.87           9.16

  Operating revenue per total ASM (cents)(11)..........................         8.93          9.58           9.85
  Operating expense per total ASM (cents)(11)..........................         8.08          8.66           8.78
  Operating expense excluding stock-based compensation per total ASM
    (cents)(11)........................................................         7.95          8.11           8.52

  Cargo ton miles (millions)(12).......................................      2,322.3       2,246.3        2,215.8
  Cargo revenue per ton mile (cents)...................................         32.5          33.4           33.7
  Fuel gallons consumed (millions).....................................      1,792.8       1,846.2        1,945.1
  Average fuel cost per gallon (cents).................................        56.23         55.66          67.21
  Number of operating aircraft at year-end.............................          361           380            399
  Full-time equivalent employees at year-end...........................       43,673        45,124         47,536

                                                                                          AT              AT
                                                                                     DECEMBER 31,    DECEMBER 31,
                                                                                         1995            1996
                                                                                    --------------  --------------
BALANCE SHEET DATA (IN MILLIONS):
  Cash, cash equivalents & unrestricted short-term investments....................   $      970.9    $      752.1
  Total assets....................................................................        8,412.3         8,511.7
  Long-term debt, including current maturities....................................        2,467.1         2,060.4
  Long-term obligations under capital leases, including current obligations.......          841.2           772.2
  Mandatorily redeemable preferred security of subsidiary.........................          618.4           549.2
  Redeemable preferred stock......................................................          945.5           602.6
  Common stockholders' equity (deficit)...........................................         (818.8)           92.9

----------------

 (1) Effective January 1, 1996, NWA Corp. reports gains (losses) relating to the disposition of assets as operating expenses instead of in other income (expense). This change had no impact on net income, and gains (losses) on the disposition of assets are excluded from unit cost calculations.

 (2) The 1995 extraordinary item was $49.9 million.

 (3) Calculated after reclassification of interest of mandatorily redeemable preferred security holder to other income (expense).

 (4) EBIT represents net income plus the sum of interest expense-net of capitalized interest, income tax expense and stock-based employee compensation.

 (5) EBITDA represents EBIT, as defined in (4) above, plus depreciation and amortization.

 (6) EBITDAR represents EBITDA, as defined in (5) above, plus aircraft rentals. EBIT, EBITDA and EBIDAR are presented because each is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBIT, EBITDA and EBIDAR should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (7) "Available seat miles" ("ASMs") represents the number of seats available for passengers multiplied by the number of scheduled miles the seats are flown.

 (8) "Revenue passenger miles" represents the number of miles flown by revenue passengers in scheduled service.

 (9) "Passenger load factor" is calculated by dividing revenue passenger miles by available seat miles, and represents the percentage of aircraft seating capacity utilized.

(10) "Revenue yield per passenger mile" represents the average revenue received from each mile a passenger is flown in scheduled service.

(11) Excludes the estimated revenues and expenses associated with the operation of Northwest's fleet of eight 747 freighter aircraft and MLT Inc.

(12) "Cargo ton miles" represents the tonnage of freight and mail carried multiplied by the number of miles flown.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE NOTES OFFERED HEREBY.

COMPANY AND NOTE RELATED RISKS

  INDEBTEDNESS

    As of December 31, 1996, the Company had long-term debt (50% of which bears interest at floating rates) and capital lease obligations of $2.6 billion (excluding current maturities of $206 million). Maturities of long-term debt as of December 31, 1996 were $144 million in 1997, $165 million in 1998 and $220 million in 1999. As of December 31, 1996, future minimum lease payments under capital leases and noncancellable operating leases with initial or remaining terms of more than one year were $572 million in 1997, $566 million in 1998 and $528 million in 1999. These amounts do not include, as of December 31, 1996, (i) mandatory redemption obligations in an aggregate amount equal to $602.6 million in respect of its preferred stock beginning in 2000 and (ii) the mandatorily redeemable preferred security of NWA Corp.'s subsidiary in an amount equal to $549.2 million.

    As of December 31, 1996, Northwest had $2,129.3 million of long-term debt and capital lease obligations which would rank PARI PASSU in right of payment with the Notes, of which $1,743.3 million was secured by Northwest's assets, and no long-term debt or capital lease obligations that would rank senior in right of payment to the Notes. As of the same date, NWA Corp. had $655.9 million of indebtedness which would rank PARI PASSU in right of payment with the full and unconditional guarantee by NWA Corp. of the Notes (the "Parent Guaranty"), none of which indebtedness was secured by NWA Corp.'s assets, and no long-term debt that would rank senior in right of payment to the Parent Guaranty.

    The Notes will rank PARI PASSU in right of payment to all other unsecured and unsubordinated indebtedness of Northwest, and the Parent Guaranty will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of NWA Corp. The Notes are effectively subordinated to the claims of Northwest's secured lenders and the Parent Guaranty is effectively subordinated to the claims of NWA Corp.'s secured lenders and claims against NWA Corp.'s subsidiaries.

  ABSENCE OF CERTAIN COVENANTS

    The terms of the Notes and the Parent Guaranty do not limit Northwest's or NWA Corp.'s ability to incur additional indebtedness that may be PARI PASSU in right of payment to the Notes or the Parent Guaranty, to incur liens or to pay dividends or make other distributions on, or redeem or repurchase, NWA Corp.'s capital stock. In addition, the Notes do not contain provisions that would give holders of the Notes the right to require Northwest to repurchase their Notes in the event of a change of control of Northwest or a decline in the credit rating of Northwest's or NWA Corp.'s debt securities from a takeover, recapitalization or similar restructuring or any other reason.

  FOREIGN CURRENCY EXPOSURE

    A significant portion of the Company's operations is conducted in foreign locations. Consequently, the Company has operating revenues and (to a lesser extent) operating expenses, as well as assets and liabilities, denominated in foreign currencies, particularly in Japanese yen. Its operating performance can therefore be significantly affected by fluctuations in such foreign currencies. From time to time, the Company uses a collar option strategy to hedge a portion of its anticipated yen-denominated net cash flows. As of December 31, 1996, the Company had entered into collar option contracts to hedge approximately 85% of its first quarter 1997 yen cash flows.

  POSSIBLE LIMITATION ON NOL CARRYFORWARDS

    The Company utilized net operating loss carryforwards ("NOLs") of approximately $129.5 million and $684.4 million in 1996 and 1995, respectively, and alternative minimum tax net operating loss carryforwards ("AMTNOLs") of $105.1 million in 1995. Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder impose limitations on the carryforward amounts of NOLS, AMTNOLs and credits that can be used to offset taxable income (or used as a credit) in any single tax year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on any testing date. In general, if such an "ownership change" occurs, Section 382 limits the amount of NOLs, AMTNOLs and credits which may be carried forward from pre-ownership change years that can be used in any one post-change year to an amount equal to the product of the value of the corporation's stock for tax purposes immediately before the change multiplied by the "long-term tax-exempt rate" as determined by the Internal Revenue Service (the "IRS") for the month of the change. The Company believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred prior to such offering. If such an ownership change in fact occurred as a result of the November 1995 offering, the Company believes that, even as limited by Sections 382 and 383 of the Code, the NOLs, AMTNOLs and credits would be used significantly earlier than their expiration, and the annual limitations would not have an adverse impact on the Company. However, if the IRS were to successfully assert that an ownership change had occurred on any prior date, including August 1, 1993 (the date of the Company's labor cost savings agreements), the impairment of the Company's ability to use its NOLs, AMTNOLs and credit carryforwards would be significant because the value of the Company's stock on certain prior testing dates (which adversely affects the annual limitation described above) was relatively low.

  OTHER TAX MATTERS

    In November 1995, the IRS issued proposed adjustments to the tax returns of the Company for the 1988 through 1991 tax years. Certain of these proposed adjustments result from a disagreement between the Company and the IRS as to the timing of the recognition of approximately $385 million of taxable income. The IRS also proposed that the Company recognize additional taxable income of approximately $375 million. The Company disagrees with the IRS' proposals. The Company is vigorously contesting all of the proposed adjustments and believes its positions are correct. To the extent the IRS were to prevail on any of these issues, the Company would recognize taxable income and utilize net operating loss carryforwards sooner than otherwise scheduled. For financial reporting purposes, any adjustments to taxable income would largely be accounted for as temporary differences and would not result in a material change to the Company's income tax expense.

  ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    The Notes will be new securities for which there currently is no market. Although the Underwriters have informed Northwest that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Underwriters cease to act as a market maker for the Notes for any reason, there can be no assurance that another firm or person will make a market in the Notes. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what price the Notes will trade. Northwest does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market.

INDUSTRY RELATED RISKS

  INDUSTRY CONDITIONS AND COMPETITION

    The airline industry is highly competitive and susceptible to price discounting. Airline profit levels are highly sensitive to, and from 1990 to 1992 were severely impacted by, adverse changes in fuel costs, average yield (fare levels) and passenger demand. Passenger demand and yields were adversely affected during this period by, among other things, the general state of the economy, the Persian Gulf War and actions taken by carriers with respect to fares. As a result of this adverse operating environment, from 1990 to 1992 the domestic airline industry, including the Company, incurred unprecedented losses.

    The emergence in recent years of several new carriers, typically with low cost structures, has further increased the competitive pressures on the major U.S. airlines. In some cases, the new entrants have initiated or triggered price discounting. Aircraft, skilled labor and gates at most airports continue to be available to start-up carriers. The commencement of service by new carriers on Northwest's routes could negatively impact Northwest's operating results. In addition, certain existing U.S. domestic carriers compete primarily by offering low-cost air service on route networks that do not employ hub-and-spoke systems. These discount air carriers could affect the yields of major domestic carriers such as Northwest.

    Although the domestic airline industry has at present abandoned deeply discounted general pricing structures, and fare levels have continued to increase from 1992 levels, significant industry-wide discounts could be reimplemented at any time, and the introduction of broadly available, deeply discounted fares by a major U.S. airline would result in lower yields for the entire industry and could have a material adverse effect on the Company's operating results.

  AIRCRAFT FUEL

    Because fuel costs are a significant portion of the Company's operating costs (approximately 14.8% for 1996), significant changes in fuel costs would materially affect the Company's operating results. Fuel prices continue to be susceptible to, among other factors, political events and the Company cannot control near or longer-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. A one cent change in the cost per gallon of fuel (based on 1996 consumption) would impact operating expense by approximately $1.6 million per month. Changes in fuel prices may have a greater impact on Northwest than some of its competitors because of the composition of its fleet.

  REGULATORY MATTERS

    In the last several years, the Federal Aviation Administration (the "FAA") has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. Northwest expects to continue to incur expenditures for the purpose of complying with the FAA's noise and aging aircraft regulations.

    Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations also have been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. Northwest cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect Northwest.

                                 CAPITALIZATION

    The following table sets forth the capitalization of NWA Corp. on a consolidated basis at December 31, 1996. The table should be read in conjunction with NWA Corp.'s consolidated financial statements and the notes thereto incorporated by reference in the accompanying Prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                             AT DECEMBER 31, 1996
                                                                                            ----------------------
                                                                                                (IN MILLIONS)
Cash, cash equivalents and unrestricted short-term investments............................       $      752.1
                                                                                                     --------
                                                                                                     --------

Short-term debt:
  Short-term borrowings...................................................................       $       38.8
  Current maturities of long-term debt....................................................              144.4
  Current obligations under capital leases................................................               61.7
                                                                                                     --------
    Total short-term debt.................................................................       $      244.9
                                                                                                     --------
                                                                                                     --------
Long-term debt and capital lease obligations:
  Term loan...............................................................................       $      150.0
  Equipment pledge notes..................................................................              264.7
  Secured notes due through 2009..........................................................              348.9
  Sale-leaseback financing obligations....................................................              262.0
  Unsecured notes.........................................................................               59.0
  NWA Trust No. 1 Notes...................................................................              208.7
  NWA Trust No. 2 Notes...................................................................              330.9
  Term certificates.......................................................................              145.0
  Long-term obligations under capital leases..............................................              710.5
  Senior unsecured notes..................................................................               76.0
  Other...................................................................................               70.8
                                                                                                     --------
    Total long-term debt and capital lease obligations....................................       $    2,626.5
                                                                                                     --------
Mandatorily Redeemable Preferred Security of subsidiary which holds solely non-recourse
  obligation of Northwest.................................................................       $      549.2
Series A and B Preferred Stock, $.01 par value; authorized 20,000 shares, 3,472 issued and
  outstanding.............................................................................              239.8
Series C Preferred Stock, $.01 par value; authorized 25,000,000 shares, 6,229,382 issued
  and outstanding.........................................................................              362.8
Common stockholders' equity:
  Common Stock $.01 par value; 315,000,000 shares authorized; 97,604,056 shares issued and
    outstanding...........................................................................                1.0
Additional paid-in capital................................................................            1,151.1
Accumulated deficit and other.............................................................           (1,059.2)
                                                                                                     --------
    Total common stockholders' equity.....................................................               92.9
                                                                                                     --------
    Total capitalization..................................................................       $    3,871.2
                                                                                                     --------
                                                                                                     --------

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    REFERENCES TO THE "CONSOLIDATED FINANCIAL STATEMENTS" MEAN THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 1996 INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" IN THE ACCOMPANYING PROSPECTUS.

    The Company reported net income of $536.1 million, the largest annual net income in the Company's history, and operating income of $1.05 billion for the year ended December 31, 1996. Primary earnings per share were $5.67 ($5.15 fully diluted) compared with $4.17 per primary share ($3.92 fully diluted) in 1995. Income before extraordinary item and operating income increased by $194.0 million and $140.4 million, respectively, compared with 1995. Excluding the impacts of preferred stock transactions in both periods and a 1995 extraordinary item, primary earnings per share were $4.93 ($4.48 fully diluted) in 1996 compared with $3.02 ($2.85 fully diluted) in 1995. The improved profitability was primarily the result of increased passenger revenue and decreased interest expense.

    Northwest is the principal indirect operating subsidiary of the Company, accounting for more than 97% of the Company's 1996 consolidated operating revenues and expenses. The Company's operating results are significantly impacted by both general and industry economic environments. Small fluctuations in revenue per available seat mile ("RASM") and cost per available seat mile can have significant impacts on profitability.

RESULTS OF OPERATIONS--1996 COMPARED TO 1995

    OPERATING REVENUES. Operating revenues were $9.88 billion, an improvement of $795.6 million (8.8%). Revenue per total service available seat mile ("ASM") increased 2.8%. System passenger revenue (which represented 87% of total operating revenue) increased 10.8%. The increase was due to a 7.4% increase in scheduled service ASMs and a 3.3% increase in passenger RASM which was attributable to a .9% increase in system yield and a 2.2% (1.6 points) increase in passenger load factor.

    The composition of the Company's operating revenues in each of the past three years is summarized below:

                                                                    1994       1995       1996
                                                                  ---------  ---------  ---------
PASSENGER REVENUE
  Domestic......................................................       56.8%      56.1%      57.9%
  Pacific.......................................................       22.0       23.8       22.8
  Atlantic......................................................        5.4        5.5        6.4
CARGO REVENUE...................................................        9.1        8.3        7.5
OTHER REVENUE...................................................        6.7        6.3        5.4
                                                                  ---------  ---------  ---------
  Total operating revenues......................................      100.0%     100.0%     100.0%
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Domestic passenger revenue of $5.72 billion increased $618.1 million (12.1%). A 6.3% increase in scheduled service ASMs and a 5.4% increase in RASM resulted in the improved performance. The increase in scheduled service ASMs resulted primarily from the addition of 19 aircraft, which allowed the Company to increase frequencies to 23 cities and enter seven new markets. The increase in RASM was largely driven by a 4.6% increase in yield which was favorably impacted by the lapsed federal taxes on airline tickets. See "Other Information--U.S. Transportation Taxes." Pacific passenger revenue increased $92.4 million (4.3%) to $2.25 billion due to an 8.3% increase in scheduled service ASMs resulting primarily from new service to Beijing, China and additional frequencies due to higher utilization of existing aircraft. However, RASM decreased by 3.8% because of a 7.5% decrease in yield which was somewhat mitigated by a 4.1% (3.1 points) increase in passenger load factor. The Pacific yield decreased primarily because of a weaker Japanese yen. The average yen per U.S. dollar exchange rate for the years ended December 31, 1996 and 1995 was 108 and 94, respectively, a weakening of the yen of 14.9%. Atlantic passenger revenue increased $125.9 million (24.9%) to $630.5 million due to a 12.0% increase in scheduled service ASMs and an 11.5% increase in RASM which was largely yield related.

    Cargo revenue decreased $5.4 million (0.7%) due to 1.4% fewer cargo ton miles. Cargo capacity was reduced because of increased passenger loads. Other revenue decreased $35.3 million (6.2%) due primarily to decreased charter activity.

    OPERATING EXPENSES. Operating expenses increased $655.2 million (8.0%). While operating capacity increased 7.3% to 94.0 billion total service ASMs, operating expense per total service ASM increased 1.4%. Operating expense per total service ASM excluding stock-based compensation increased 5.1% to 8.52 cents largely related to higher fuel prices and increased maintenance costs. Salaries, wages and benefits increased $297.3 million (12.3%) due primarily to an increase in average full-time equivalent employees of 4.7% and the end of the Wage Savings Period (as defined in Note B to Consolidated Financial Statements). The increase in full-time equivalent employees was attributable to the increased flying of 7.3% and increased traffic of 6.8%. Additionally, included in the increased salaries, wages and benefits expense was a $73.8 million unfavorable impact of pension expense due to a lower pension discount rate in 1996 compared to 1995. Non-cash stock-based employee compensation expense is a function of shares earned by employees and the period-ending common stock price. The 1996 stock-based compensation expense decreased to $242.8 million from $478.0 million for 1995 because fewer shares were earned by employees in 1996 (7.2 million common equivalent shares compared with 9.4 million common equivalent shares earned in 1995) and the common stock price used to measure expense decreased to a weighted average of $33.77 per share for 1996 from $51.00 per share for 1995. Aircraft fuel and related taxes increased 28.9% from $1.08 billion to $1.40 billion. A 20.8% increase in average fuel cost per gallon and an excise tax increase which was effective October 1995 caused $256.6 million of the increase with the balance attributable to increased flying. Commissions increased $27.9 million (3.3%) as a result of a 10.8% increase in passenger revenue somewhat offset by the impact of a decrease in the effective domestic commission rate. Aircraft maintenance materials and repairs increased $160.8 million (40.7%) due to a number of factors including the timing of maintenance activities, increased flying, higher engine overhaul costs and the impact of favorable vendor settlements in 1995. Other rentals and landing fees decreased $22.2 million (4.7%) due primarily to the weakening of the Japanese yen. Other expenses (the principal components of which include outside services, selling and marketing expenses, passenger food, personnel, advertising and promotional expenses, communication expenses and supplies) increased $86.5 million (4.8%) due primarily to increased volume and rates for outside services, promotional and personnel expenses.

    OTHER INCOME AND EXPENSE. Interest expense-net decreased $124.8 million (32.2%) primarily due to the retirement of debt prior to scheduled maturity and the October 1995 restructuring of the Company's financing arrangement related to certain property in Japan. The foreign currency gain of $19.1 million was attributable to balance sheet remeasurement of foreign currency-denominated assets and liabilities. The $18.0 million benefit in other-net was largely due to a $25.5 million increase in income related to an equity investment in an affiliate offset by the payment of $10.9 million made related to the travel agency litigation settlement.

RESULTS OF OPERATIONS--1995 COMPARED TO 1994

    OPERATING REVENUES. Operating revenues were $9.08 billion, an improvement of $760.0 million (9.1%). Revenue per total service ASM increased 7.3%. System passenger revenue increased 10.7%. The increase was due to a 2.9% increase in scheduled service ASMs and a 7.5% increase in RASM which was attributable to a 2.6% increase in system yield and a 5.0% (3.4 points) increase in passenger load factor.

    Domestic passenger revenue of $5.10 billion increased $369.7 million (7.8%). RASM increased 5.6% and scheduled service ASMs increased 2.1%. The increase in RASM resulted primarily from an increase in passenger load factor of 5.4% (3.5 points). Pacific passenger revenue increased $325.9 million (17.8%) to $2.16 billion. RASM increased 12.2% and scheduled service ASMs increased 5.1%. The increase in RASM resulted from a 5.0% (3.6 points) increase in passenger load factor and a 6.8% increase in yield (largely due to changes in the yen to dollar rate of exchange). Atlantic passenger revenue increased $56.3 million (12.6%) to $504.6 million due to an 11.6% increase in RASM which was largely due to a 9.8% increase in yield.

    Cargo revenue decreased $4.6 million (0.6%) due to 3.3% fewer cargo ton miles. Cargo capacity was reduced because of increased passenger loads. Other revenue increased $12.7 million (2.3%) due primarily to ticket exchange fee revenue and other incidental services provided to third parties, offset by decreased charter activity.

    OPERATING EXPENSES. Operating expenses increased $686.2 million (9.2%). While operating capacity increased 2.1% to 87.6 billion total service ASMs, operating expense per total service ASM increased 7.2%. Excluding stock-based compensation in both periods, operating expense per total service ASM increased 2.0% largely related to increased load factor and strengthening of the Japanese yen. Salaries, wages and benefits increased $86.5 million (3.7%) due to an increase in average full-time equivalent employees of 2.4% and overtime, which were largely needed to handle the increased flying of 2.1% and increased traffic, and was partially offset by decreased pension expense. Non-cash stock-based employee compensation expense was $478.0 million and $107.2 million during 1995 and 1994, respectively. The stock-based compensation expense is a function of shares earned by employees during the period and the period-ending common stock price, which increased to $51.00 per share at December 29, 1995 from $15.75 per share at December 30, 1994. Commissions increased $70.3 million (9.1%) as a result of a 10.7% increase in passenger revenue and a higher Pacific effective commission rate, offset by the favorable impact of the new domestic commission structure implemented by Northwest in February 1995. Aircraft fuel and taxes increased $31.0 million (2.9%) due primarily to a 3.0% increase in gallons consumed. In October 1995, the United States increased taxes on aircraft fuel by 4.3 cents per gallon increasing expense for the fourth quarter of 1995 by $12.1 million. Other rentals and landing fees increased $40.2 million (9.2%) due largely to changes in foreign currency exchange rates and increased volume and rates for landing fees. Other expenses increased $86.2 million (5.1%) due primarily to increased volume and rates for selling and marketing fees and outside services.

    OTHER INCOME AND EXPENSE. Investment income increased by $30.5 million (72.3%) due to increased invested cash. The foreign currency loss of $36.9 million was attributable to a $27.6 million loss on the balance sheet remeasurement of foreign currency-denominated assets and liabilities and a $9.3 million charge for Japanese yen collar option contracts. The $31.7 million unfavorable change in other-net for 1995 was largely due to miscellaneous licensing revenues received in 1994 and losses related to an equity investment in an affiliate in 1995.

    Net income for 1995 included a $49.9 million net extraordinary gain which relates primarily to the restructuring of the Company's financing arrangement with respect to certain property owned in Japan. See Note E to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    During the past three years, the Company has substantially improved its financial position while also acquiring aircraft and commencing a program to upgrade existing aircraft. Cash flows provided by operating activities together with financing transactions have enabled the Company to reduce aggregate long-term debt and capital lease obligations, including current maturities, from $5.37 billion at December 31, 1993 to $2.83 billion at December 31, 1996, a reduction of 47.3%. In addition, the Company's common stockholders' equity became positive at December 31, 1996.

    At December 31, 1996, the Company had cash and cash equivalents of $559.4 million, unrestricted short-term investments of $192.7 million and borrowing capacity of $486.8 million under its revolving credit facility, providing total available liquidity of $1.24 billion. In addition, the Company has the ability under another facility to borrow up to $240 million using existing aircraft as collateral. Cash flow from operating activities was $1.37 billion for 1996, $1.46 billion for 1995 and $1.38 billion for 1994. Net cash used in investing and financing activities during 1996, 1995 and 1994 was $1.66 billion, $1.08 billion and $1.05 billion, respectively.

    INVESTING ACTIVITIES. Investing activities in 1996 pertained primarily to aircraft additions. The acquisition of 13 Boeing 757 aircraft, seven DC9-30 aircraft, three DC10-30 aircraft and two 747-200 aircraft; the purchase off lease of 13 DC-9 aircraft, seven 727 aircraft and two MD-80 aircraft; and the refurbishment of DC-9 aircraft account for most of the $1.21 billion of capital expenditures in 1996. Capital expenditures for 1995 pertain primarily to aircraft modifications, the acquisition of two Boeing 757 aircraft for sale-leaseback, the acquisition of 14 DC-9 aircraft and deposits on ordered aircraft. Capital expenditures for 1994 pertain primarily to aircraft modifications and the acquisition of 22 DC-9 aircraft.

    FINANCING ACTIVITIES. Financing activities in 1996 pertained primarily to the sale and leaseback of seven Boeing 757 aircraft and the payment of debt and capital lease obligations, including the prepayments of $150 million of the term loan and $30 million of the term certificates. In October 1996, the Credit Agreement was amended to increase the term loan to $150 million and extend the final maturity to 2002. The revolving credit facility was increased to $500 million and the availability period was extended to 2001. In July 1996, the Company acquired from KLM 3,691.2 shares of the Company's Series A Preferred Stock and 2,962.8 shares of the Company's Series B Preferred Stock in exchange for $379 million of unsecured promissory notes which were repaid December 1996.

    In October 1995 the Company completed a restructuring of its financing arrangement related to certain property the Company owns in Japan. As a result, long-term debt decreased by $695.9 million and was replaced by a $622.0 million non-recourse obligation with longer maturities which is reflected in the Company's balance sheet as a Mandatorily Redeemable Preferred Security of Subsidiary which holds a solely non-recourse obligation of Company. In December 1995 the Company also retired the 1989 acquisition loan by prepaying the remaining $837 million loan outstanding using proceeds from a new credit facility and available funds. Also during 1995, Bankers Trust New York Corporation exchanged 1,727 shares of the Company's Series B Preferred Stock for 2,050,000 shares of the Company's common stock. During 1994 the Company completed more than $1.78 billion in capital market transactions, including an initial public offering of common stock and refinancing of existing indebtedness, and substantially rescheduled its debt maturities.

    See Note C to Consolidated Financial Statements for maturities of long-term debt for the five years subsequent to December 31, 1996, which do not exceed $225 million for any year.

    CAPITAL COMMITMENTS. The current aircraft delivery schedule provides for the acquisition of 68 aircraft. See Notes I and M to Consolidated Financial Statements for additional discussion of aircraft capital commitments. Other capital expenditures and costs to commission presently owned aircraft that have not yet entered revenue service are projected for 1997 to be approximately $240 million and $130 million, respectively, which the Company anticipates funding primarily with cash from operations.

    In addition, the Company has adopted programs to hushkit and modify 173 DC-9 aircraft to meet noise and aging aircraft requirements. As of December 31, 1996, the Company had hushkitted 79 of these 173 DC-9 aircraft. Capital expenditures for engine hushkits and aging aircraft modifications were $75 million in 1996 and are expected to aggregate $510 million during the next five years for these aircraft. The Company has also elected to upgrade aircraft systems and refurbish interiors for the 173 DC-9 aircraft. Capital expenditures associated with upgrading systems and interior refurbishment were

$107 million in 1996 and are expected to aggregate $190 million during the next five years. In addition, the Company has adopted a program to hushkit and modify 29 727 aircraft, estimated to cost approximately $85 million over the next five years. The Company has arranged supplier financing of up to approximately $170 million for DC-9 and 727 engine hushkit shipsets.

    The Company has also adopted a program to refurbish the interiors in 35 of its 747 aircraft and 26 of its DC-10 aircraft, estimated to aggregate $120 million over the next five years.

    LABOR AGREEMENTS. The labor cost savings discussed in Note B to Consolidated Financial Statements, which improved the Company's 1993 to 1996 cash flow from operating activities, ended on July 31, 1996 for flight attendants, September 30, 1996 for mechanics, ground personnel and management and October 30, 1996 for pilots. The Company's agreements with the employee unions provide that wage scales at the end of the Wage Savings Period snapback to August 1, 1993 levels and potentially snap-up pursuant to formulae based in part on wage rates and wage rate increases at other large U.S. airlines. Consequently, at the end of the Wage Savings Period, salaries and wages increased by approximately $310 million on an annualized basis for both the snapbacks and snap-ups and financial reporting recognition of stock-based employee compensation expense ceased. Each of the unions representing the pilots and flight attendants has challenged the Company's calculation of the snap-up and these issues are now subject to arbitration.

    The Company's labor contract with each of its unions became amendable as each labor cost savings agreement ended. Consequently, future labor wage rates and costs are subject to collective bargaining. While the Company cannot predict the wage rates that will ultimately be in effect (since such rates will be determined by collective bargaining), management believes that its labor costs will remain competitive in comparison to the largest carriers. The Company has identified and continues to identify various work rule changes and productivity improvements which, if incorporated into new labor agreements and work processes, would mitigate the effect of wage rate increases.

    WORKING CAPITAL. The Company operates, like its competitors, with a working capital deficit which aggregated $793.3 million at December 31, 1996. The working capital deficit is attributable primarily to the $1.01 billion air traffic liability for advance ticket sales.

OTHER INFORMATION

    INCOME TAXES. Sections 382 and 383 of the Code and the regulations thereunder impose limitations on the carryforward amounts of NOLs and AMTNOLs and credits that can be used to offset taxable income (or used as a credit) in any single year if the corporation experiences more than a 50% ownership change, as defined therein, over a three-year testing period ending on any testing date. See Note H to Consolidated Financial Statements for information regarding income taxes and NOLs, AMTNOLs and credits.

    Management believes that an offering of outstanding common stock by existing stockholders in November 1995 triggered an ownership change, but that no ownership change occurred prior to such offering. If such an ownership change in fact occurred as a result of the November 1995 offering, management believes that even as limited by Sections 382 and 383 of the Code, the NOLs, AMTNOLs and credits would be used significantly earlier than their expiration, and the annual limitations would not have a material adverse impact on the Company. However, if the IRS were to successfully assert that an ownership change had occurred on any prior date, including August 1, 1993 (the date of the labor cost savings agreements), the impairment of the Company's ability to use its NOLs, AMTNOLs and credit carryforwards would be significant because the value of the Company's stock on certain prior testing dates (which adversely affects the annual limitations described above) was relatively low, and such low value would be used in computing the annual limitations with respect to losses incurred prior to the testing date.

    FOREIGN CURRENCY. In general, each time the yen strengthens (weakens), the Company's on-going operating income is favorably (unfavorably) impacted and a nonoperating foreign currency loss (gain) is recognized due to the remeasurement of net yen-denominated liabilities. The Company's 1996 yen-denominated revenues exceeded its yen-denominated expenses by approximately 70 billion yen (approximately $650 million) and its yen-denominated liabilities exceeded its yen-denominated assets by an average of 14.6 billion yen during 1996. The Company's operating income was negatively impacted by approximately $120 million due to a weaker yen in 1996 than in 1995. The yen to U.S. dollar exchange rate at December 31, 1996, 1995 and 1994 was 116 yen to $1, 103 yen to $1 and 100 yen to $1, respectively.

    USE OF FINANCIAL INSTRUMENTS. From time to time, the Company uses a collar option strategy to hedge its anticipated yen-denominated net cash flows. There was no material impact on 1996 earnings associated with the Japanese yen collar option contracts. As of December 31, 1996, the Company had entered into collar option contracts to hedge approximately 85% of its first quarter 1997 yen net cash flows. See Note N to Consolidated Financial Statements. In the ordinary course of business, the Company manages the price risk of fuel costs utilizing both regulated exchange traded futures contracts and fuel swap agreements. Gains or losses on hedge contracts are deferred until the related fuel inventory is expensed. As of December 31, 1996, the Company had no material hedges for future fuel requirements.

    U.S. TRANSPORTATION TAXES. The United States 10% passenger ticket tax applicable to domestic travel, the 6.25% domestic cargo waybill tax and the $6 per passenger international departure tax expired on December 31, 1995. Consequently, the Company ceased collecting these taxes (which aggregated $505 million in 1995) on January 1, 1996. These taxes were reinstated for tickets sold subsequent to August 27, 1996 for travel through December 31, 1996. The Company collected $146 million of such taxes during 1996. The taxes lapsed again on January 1, 1997 and Congress passed legislation which reauthorized these taxes for tickets sold from March 7, 1997 to September 30, 1997. The impact on future operating income of such reinstatement is uncertain.

    STOCK REPURCHASE AUTHORIZATION. In December 1996, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase during the next two years up to five million shares of its Class A Common Stock. As of February 1997, the Company had not made any stock repurchases.

    DETROIT MIDFIELD TERMINAL. In October 1996, the Company and Wayne County, Michigan (the "County") entered into an agreement pursuant to which, subject to the satisfaction of certain conditions set forth in the agreement, the Company will manage and supervise the design and construction of a $700 million terminal at Detroit Metropolitan Wayne County Airport. The new terminal is scheduled to be completed in 2001 and is anticipated to be funded from federal and State of Michigan grants, passenger facility charges and the County's issuance of airport bonds payable primarily from future passenger facility charges. The Company and the County have entered into agreements pursuant to which the Company will lease space in the new terminal for a term of 30 years from the date the terminal opens.

                                    BUSINESS

    Northwest operates substantial domestic and international route networks. As of December 31, 1996, Northwest directly served more than 150 cities in 18 countries on the continents of North America, Asia and Europe. Northwest had more than 52 million enplanements and flew over 68 billion RPMs in 1996.

DOMESTIC SYSTEM

    Operating revenues from Northwest's domestic operations were $6.26 billion in 1996, $5.64 billion in 1995 and $5.23 billion in 1994. Northwest's domestic route authority from the U.S. Department of Transportation (the "DOT") permits it to engage in the interstate and overseas transportation of passengers, freight and mail between all points in the U.S. and its territories and possessions. The domestic system serves 43 states, the District of Columbia, Mexico, Canada and the Caribbean. Northwest operates its domestic system based on the hub-and-spoke strategy. Northwest's hubs at Detroit, Minneapolis/St. Paul and Memphis provide point-to-point and connecting service and feed traffic into Northwest's gateway cities for international service. Northwest operates international flights from its Detroit and Minneapolis/St. Paul hubs as well as from Boston, Seattle, San Francisco, Los Angeles, Honolulu, Chicago, Washington D.C. and New York.

    DETROIT. Northwest and its Northwest Airlink regional partners ("Northwest Airlink") together serve over 115 cities from Detroit. In 1996, Northwest enplaned approximately 68% of originating jet passengers from this hub, while the next largest competitor enplaned approximately 7%. Detroit, which is the seventh largest origination/destination hub in the U.S., is Northwest's largest international gateway from the continental U.S., offering nonstop flights to 15 foreign cities, including 17 nonstop flights to Japan per week.

    MINNEAPOLIS/ST. PAUL. Northwest and Northwest Airlink together serve over 130 cities from Minneapolis/St. Paul. In 1996, Northwest enplaned approximately 77% of originating jet passengers from this hub, while the next largest competitor enplaned approximately 4%. Minneapolis/St. Paul is the tenth largest origination/destination hub in the U.S.

    MEMPHIS. Northwest and Northwest Airlink together serve over 85 cities from Memphis. In 1995, Northwest enplaned approximately 59% of originating jet passengers from this hub, while the next largest competitor enplaned approximately 17%.

    MEXICAN/CARIBBEAN/CANADIAN ROUTES. Northwest operates service to six cities in Mexico, 14 cities in Canada and five cities in the Caribbean.

INTERNATIONAL SYSTEM

    Operating revenues from foreign operations were approximately $3.39 billion in 1996, $3.17 billion in 1995 and $2.83 billion in 1994. Northwest operates its international routes pursuant to route certificates issued by the DOT. A substantial portion of Northwest's Pacific route certificates are permanent and do not require renewal by the DOT. Certain other international route certificates are temporary and subject to periodic renewal by the DOT. Northwest requests extensions of these certificates when and as appropriate. The DOT typically renews temporary authorities on routes where the authorized carrier is providing a reasonable level of service.

    PACIFIC. Northwest has served the Pacific market since 1947 and has one of the world's largest Pacific route networks, with over 450 weekly flights. Northwest's Pacific operations are concentrated at its Tokyo hub.

    Northwest provides passenger service between various points in the U.S. and Japan and operates flights between Japan and Korea, Taiwan, Hong Kong, the Philippines, Thailand, Singapore, China and

Northern Mariana Islands. Northwest also operates flights from Detroit to Seoul, Korea and from Seattle to Hong Kong.

    Northwest's Japan presence results from the 1952 U.S.-Japan bilateral aviation agreement, which establishes route rights to carry traffic between Japan and as many as 16 U.S. gateway cities and extensive "fifth freedom" rights between Japan and other Asian destinations. Northwest has the largest slot portfolio of any non-Japanese airline at Tokyo's slot-constrained Narita International Airport, with 316 weekly takeoff and landing slots. Northwest uses its route certificate and slot portfolio to operate a network linking eight U.S. gateways and ten Asian and Micronesian destinations via Tokyo. Northwest and United Air Lines, Inc. are the only U.S. passenger carriers that have fifth freedom rights for Japan. Northwest also provides extensive service to Osaka and operates 42 weekly departures from Osaka.

    The DOT has awarded Northwest five additional weekly frequencies to China. In May 1996, Northwest began service to Beijing, China from Detroit three times weekly.

    ATLANTIC. Northwest and KLM presently operate their transatlantic flights pursuant to a joint venture alliance. Through this alliance, Northwest has expanded its presence in the transatlantic market by operating joint service between 11 U.S. cities and Amsterdam, KLM's hub airport. In September 1992, the U.S. and The Netherlands entered into an "open-skies" bilateral aviation treaty which authorizes the airlines of each country to provide international air transportation between any U.S.-Netherlands city pair and to operate connecting service to destinations in other countries. Based primarily on the open-entry market created by this treaty and the limited overlap between route systems, Northwest and KLM petitioned the DOT for joint immunity from the U.S. antitrust laws and were granted such immunity in January 1993. Code-sharing has been implemented on flights to 31 European, eight Middle Eastern, five African and 180 U.S. cities. Northwest and KLM also coordinate pricing, scheduling, product development and marketing.

    Disputes between NWA Corp. and KLM presently exist with respect to KLM's participation in NWA Corp.'s corporate governance and the parties' transatlantic alliance. In November 1995, KLM instituted litigation against certain stockholders of NWA Corp. who are parties to a stockholders' agreement with KLM over the validity of certain amendments to that stockholders' agreement, and in December 1995 KLM instituted litigation against NWA Corp. and its directors (other than those directors designated by KLM) seeking to rescind the adoption of the stockholder rights plan previously approved by NWA Corp.'s Board of Directors.

    In December 1996 and January 1997, Northwest and KLM had meetings regarding a possible resolution of all matters in dispute. No resolution of these matters was reached at these meetings. These meetings included discussion of various settlement proposals, including a proposal to lengthen the term of the alliance agreement between Northwest and KLM and to provide for KLM's divestiture over a multi-year period of its NWA Corp. Common Stock, either by NWA Corp. repurchases or by other means.

    It is probable that future meetings on these matters will take place. As of the date of this Prospectus Supplement, there has been no resolution of the matters in dispute and the outcome of future discussions cannot be determined at this time.

OTHER OPERATIONS

    CARGO. Northwest is the world's tenth largest cargo air carrier (based on 1995 freight ton miles) and the only U.S. passenger airline to operate its own dedicated Boeing 747 all-cargo freighter fleet. Cargo accounts for almost 8% of Northwest's operating revenues, and the majority of its cargo revenues are of Asian origination or destination. Through its Tokyo cargo hub, Northwest serves most major air freight markets between the U.S. and the Pacific market.

    AIRLINK AND OTHER PARTNERSHIPS. Northwest has marketing agreements with two independent regional carriers: Mesaba Aviation, Inc. and Express Airlines I, Inc. Pursuant to these agreements, the regional carriers operate their flights under the Northwest "NW" code. The primary purpose of these marketing agreements is to provide increased feed traffic at Detroit, Minneapolis/St. Paul and Memphis.

    Northwest has additional marketing agreements with Horizon Air, Trans States Airlines, Inc., America West Airlines, Inc. and Alaska Airlines for code-sharing on some of these carriers' routes in the western U.S. The Company also has code-sharing agreements with Mahalo Air, Hawaiian Airlines, Asiana Airlines and Pacific Island Aviation. The primary purpose of the arrangements with these airlines (which operate their routes under their own names) is to feed Northwest's Pacific route network and maintain a presence in certain markets that Northwest does not directly serve. Northwest also has marketing agreements with Business Express Airlines for code-sharing in the Boston area to feed its domestic and transatlantic route network and with Eurowings and Air UK, which further enhance Northwest's service to Europe.

                                USE OF PROCEEDS

    Net proceeds from the sale of the Notes will be used for general corporate purposes including the possible repurchase of currently outstanding indebtedness of Northwest.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "SENIOR DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF SENIOR DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Notes are a series of Senior Debt Securities described in the accompanying Prospectus.

    The Notes will be general unsecured obligations of Northwest, will mature on
                  , and will be limited to an aggregate principal amount of
$        although the Senior Indenture provides that additional Senior Debt
Securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Senior Indenture (as defined in the Prospectus), authorized from time to time by Northwest's Board of Directors. The Notes will bear interest at the rate per annum shown on the cover of this Prospectus
Supplement from             , 1997 or from the most recent Interest Payment Date
to which interest has been paid or provided for, payable semiannually on
            and             of each year, commencing             , 1997, to the
person in whose name the Note (or any predecessor Note) is registered at the
close of business on                   or                   , as the case may
be, next preceding such Interest Payment Date. (Sections 3.1 and 3.7). The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will be represented by one or more permanent global Notes registered in the name of the The Depository Trust Company ("DTC") or its nominee, as described below.

    The Notes will be issued under an Indenture dated as of March 1, 1997 (the "Senior Indenture"), among NWA Corp., Northwest and State Street Bank & Trust Company, as trustee (the "Trustee").

    The Notes will be fully and unconditionally guaranteed on an unsecured basis by NWA Corp., which guarantee shall rank PARI PASSU with all future unsecured and unsubordinated indebtedness of NWA Corp. and senior in right of payment to all subordinated indebtedness of NWA Corp.

    As discussed below, payment of principal of, and interest on, Notes represented by one or more permanent global Notes registered in the name of or held by DTC or its nominee, as the case may be, will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such permanent global Note or Notes.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the option of Northwest, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Register (as defined in the Senior Indenture), on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (as defined in the Senior Indenture) (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

    The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

     (i) the sum of the present values, calculated as of the Redemption Date, of:

         A. each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

         B. the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

    over

    (ii) the principal amount of the Note (or portion thereof) being redeemed.

    The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date
at a discount rate equal to the Treasury Yield (as defined below) plus   basis
points.

    The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by Northwest; provided, that if Northwest fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Goldman, Sachs & Co. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

    For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

    The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

    If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

    The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

GLOBAL NOTES

    The Notes will be issued in whole or in part in the form of one or more global Notes (each, a "Global Note") deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under the limited circumstances described in the Prospectus under "Description of Debt Securities-- Global Debt Securities," owners of beneficial interests in Global Notes will not be entitled to physical delivery of Notes in certificated form. Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor. A further description of DTC's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities--Global Debt Securities." DTC has confirmed to Northwest, NWA Corp., the Underwriters and the Trustee that it intends to follow such procedures.

    DTC has advised Northwest and the Underwriters as follows. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, Northwest has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                   PRINCIPAL
                                                                                   AMOUNT OF
                                  UNDERWRITER                                        NOTES
-------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co............................................................  $
Lehman Brothers Inc............................................................
Morgan Stanley & Co. Incorporated..............................................
                                                                                 -------------
    Total......................................................................  $
                                                                                 -------------
                                                                                 -------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of
   % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Notes are a new issue of securities with no established trading market. Northwest has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    During and after the offering of the Notes hereby, the Underwriters may purchase and sell Notes in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of Notes sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

    NWA Corp. and Northwest have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Certain of the Underwriters have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to Northwest and NWA Corp. and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

                                 LEGAL OPINIONS

    The validity of the Notes being offered hereby and the Parent Guarantee by NWA Corp. will be passed upon for Northwest and NWA Corp. by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. In rendering such opinion, Simpson Thacher & Bartlett will rely as to matters of Minnesota law on an opinion of the Office of the General Counsel of NWA Corp. and Northwest. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

PROSPECTUS

                                  $500,000,000

                            NORTHWEST AIRLINES, INC.

            DEBT SECURITIES AND WARRANTS TO PURCHASE DEBT SECURITIES
                                 -------------
 PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST FULLY AND UNCONDITIONALLY
                                 GUARANTEED BY

                         NORTHWEST AIRLINES CORPORATION

    Northwest Airlines, Inc. ("Northwest") may from time to time offer, together or separately, its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Northwest (the "Debt Securities"), and warrants (the "Warrants") to purchase Debt Securities (collectively, the "Securities"), in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities offered pursuant to this Prospectus may be issued as unsecured and unsubordinated Debt Securities ("Senior Debt Securities") or as unsecured and subordinated Debt Securities ("Senior Subordinated Debt Securities"), in one or more series and, together with any Warrants, will be limited to $500,000,000 aggregate public offering price and exercise price (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies or currency units).

    The specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a supplement to this Prospectus (the "Prospectus Supplement") which will be delivered together with this Prospectus, including, where applicable, in the case of Debt Securities, the specific designation (including whether the Offered Securities are Senior Debt Securities or Senior Subordinated Debt Securities), aggregate principal amount, the denomination, maturity, premium, if any, the rate (which may be fixed or variable), time and method of calculating payments of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of Northwest or the holder, any sinking fund provisions, the initial public offering price and other special terms and, in the case of Warrants, the specific designation, aggregate number, duration, initial public offering price, exercise price, currency in which the exercise price is payable, detachability of any Warrants, description of the Debt Securities for which such Warrants are exercisable, terms of any mandatory or optional call and other special terms, together with any other terms in connection with the offering and sale of the Offered Securities, and the net proceeds to Northwest from such offering. This Prospectus, together with the Prospectus Supplement relating to any Warrants that have been issued, may also be delivered in connection with the issuance of the Debt Securities for which such Warrants are exercised.

    The Securities may be denominated in United States dollars or, at the option of Northwest if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    The Senior Debt Securities will rank on a parity with all unsecured and unsubordinated indebtedness of Northwest, and the Senior Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness (as hereinafter defined). See "Description of Securities--Subordination of Senior Subordinated Debt Securities." The Senior Debt Securities and the Senior Subordinated Debt Securities will be fully and unconditionally guaranteed (the "Parent Guaranty") by Northwest Airlines Corporation ("NWA Corp." and, together with its subsidiaries, the "Company"), the indirect parent of Northwest, on a senior basis and a senior subordinated basis, respectively.

    As of June 30, 1996, Northwest had $2,128.9 million of long-term debt and capital lease obligations which would rank PARI PASSU in right of payment with the Senior Debt Securities, of which $1,789.1 million was secured by Northwest's assets and no long-term debt or capital lease obligations which would rank senior in right of payment to the Senior Debt Securities. As of the same date, Northwest had no long-term debt or capital lease obligations which would rank PARI PASSU in right of payment with the Senior Subordinated Debt Securities and $2,128.9 million of long-term debt and capital lease obligations which would rank senior in right of payment to the Senior Subordinated Debt Securities, of which $1,789.1 million was secured by Northwest's assets. As of the same date, NWA Corp. had $609.9 million of long-term debt obligations (consisting entirely of NWA Corp.'s guarantees of the indebtedness of subsidiaries) which would rank PARI PASSU in right of payment with the Parent Guaranty of the Senior Debt Securities, none of which was secured by NWA Corp.'s assets, and which would rank prior in right of payment to the Parent Guaranty of the Senior Subordinated Debt Securities. As of such date, NWA Corp. had no obligations which would rank senior in right of payment to the Parent Guaranty of the Senior Debt Securities and no obligations which would rank PARI PASSU in right of payment with the Parent Guaranty of the Senior Subordinated Debt Securities.
                               ------------------

    Northwest may sell the Securities to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES OR WARRANTS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is November 15, 1996.

                             AVAILABLE INFORMATION

    NWA Corp. and Northwest together have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

    NWA Corp. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. Such reports and other information, as well as the Registration Statement, including exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Northwest is not required to file separate reports, proxy statements or other information with the Commission pursuant to the requirements of the Exchange Act. Instead, information with respect to Northwest is provided, to the extent required, in filings made by NWA Corp.

    Separate financial statements of Northwest are not being provided because all of the securities being issued by Northwest under this prospectus are fully and unconditionally guaranteed by NWA Corp. and such financial statements are therefore not deemed material.

    Unless otherwise stated herein, information contained herein concerning the aggregate number of shares and respective percentages of NWA Corp. stock held by investors is based on the following assumptions: (1) the issuance of all Class A Common Stock, par value $.01 per share, of NWA Corp. (the "Class A Common Stock"), and Class B Common Stock, par value $.01 per share, of NWA Corp. (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") and Series C Preferred Stock to be issued to the Employee Trusts (as defined herein) pursuant to the Equity Letter Agreements (as defined herein) and the conversion of the Series C Preferred Stock into Common Stock and (2) the exercise of all stock options held by executive officers that are exercisable within 60 days of July 31, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents of NWA Corp., which have been filed with the Commission, are hereby incorporated by reference in this Prospectus:

    (a) NWA Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1995; and

    (b) NWA Corp.'s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996.

    All documents filed by NWA Corp. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Exchange Act file number is 0-23642.

    NWA Corp. will provide without charge to any person to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to the Secretary's Office, NWA Corp., 5101 Northwest Drive, Dept. A1180, St. Paul, Minnesota 55111-3034, telephone number (612) 726-2111.

                                  THE COMPANY

    NWA Corp. was incorporated in February 1989 under the laws of the State of Delaware. Northwest, the principal wholly-owned indirect subsidiary of NWA Corp., operates the world's fourth largest airline (as measured by 1995 revenue passenger miles ("RPMs")) and is engaged principally in commercial transportation of passengers and cargo. Northwest's business focuses on the development of a global airline network through the optimization of Northwest's strategic assets, which include domestic hubs at Detroit and Minneapolis/St. Paul, an extensive Pacific route system with a hub at Tokyo, and a transatlantic alliance with KLM Royal Dutch Airlines ("KLM").

    Northwest operates substantial domestic and international route networks and as of June 30, 1996 directly serves more than 150 cities in 18 countries on the continents of North America, Asia and Europe. Northwest had more than 49 million enplanements and flew over 62 billion RPMs in 1995.

    NWA Inc., the parent company of Northwest, was acquired in 1989 (the "Acquisition") by NWA Corp., a Delaware corporation formed by Alfred A. Checchi, Gary L. Wilson, Frederic V. Malek, Fosters Brewing Group Ltd. of Australia ("Fosters"), Bankers Trust New York Corporation ("BTNY"), KLM and Richard C. Blum & Associates--NWA Partners, L.P. ("Blum") (together (other than Fosters, which has sold its interest in NWA Corp. to KLM), the "Original Investors") for the purpose of the Acquisition. As of July 31, 1996, the Original Investors beneficially owned approximately 46.9% of the common equity representing approximately 46.2% of the voting equity of NWA Corp. In addition, pursuant to certain agreements (the "Equity Letter Agreements") entered into by the Company with several unions representing the Company's employees, NWA Corp. will have issued to trusts (the "Employee Trusts") for the benefit of Company employees shares of Series C Preferred Stock and Common Stock which represent approximately 22.7% of the voting equity of the Company as of July 31, 1996. The holders of Series C Preferred Stock have the right to elect three of the Company's directors (the "Series C Directors"). The Original Investors are parties to an Investor Stockholders' Agreement (the "Stockholders' Agreement") which governs their votes for the election of 11 of the Company's directors. The Stockholders' Agreement expires in July 1999, subject to earlier termination in certain circumstances. See "Corporate Governance and Control."

                                 --------------

    NWA Corp. was originally formed under the name Wings Holdings Inc. The Company's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121; its mailing address is 5101 Northwest Drive, St. Paul, Minnesota 55111-3034 and its telephone number is (612) 726-2111.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds to Northwest from the sale of the Securities offered hereby will be added to the working capital of Northwest and will be available for general corporate purposes, among which may be the repayment of outstanding indebtedness and financing of capital expenditures. The Company does not currently expect to discharge any such indebtedness or finance any such capital expenditures with the proceeds of the sale of Securities offered hereby.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for NWA Corp. and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent consolidated earnings (loss) before income taxes, cumulative effect of accounting change and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), one-third of rental expense, which is considered representative of the interest factor, and amortization of debt discount and expense.

               YEAR ENDED DECEMBER 31
-----------------------------------------------------
  1995       1994       1993       1992       1991
---------  ---------  ---------  ---------  ---------
     1.91       1.88     (a)        (a)        (a)

--------------

(a) Earnings did not cover fixed charges by $121.5 million for the year ended December 31, 1993, $1,513.5 million for the year ended December 31, 1992 and $522.1 million for the year ended December 31, 1991. Excluding non-recurring special charges of $94.3 million for the year ended December 31, 1993, and $792.7 million for the year ended December 31, 1992, earnings did not cover fixed charges by $27.2 million and $720.8 million for the two periods, respectively.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities are to be issued under an Indenture, dated as of July 1, 1995, among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank & Trust Company, as Trustee (the "Senior Indenture"). The Senior Subordinated Debt Securities are to be issued under an Indenture, dated as of July 1, 1995, among Northwest, as issuer, NWA Corp., as guarantor, and State Street Bank & Trust Company, as Trustee (the "Subordinated Indenture"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and collectively as the "Indentures." A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    A series of Debt Securities may be offered contemporaneously with an offering of Warrants to purchase an additional portion of such or another series of Debt Securities. Warrants to purchase a series of Debt Securities may also be offered independently of any offering of Debt Securities. See "Description of Warrants." The statements herein relating to the Debt Securities and the Indentures are summaries and reference is made to the detailed provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Where no distinction is made between the Senior Debt Securities and the Senior Subordinated Debt Securities or between the Senior Indenture and the Subordinated Indenture, such summaries refer to any Debt Securities and either Indenture. Whenever particular defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such defined terms are incorporated herein or therein by reference.

    The anticipated market for the Debt Securities and the specific use of proceeds of an offering of such securities will be set forth in the applicable Prospectus Supplement.

GENERAL

    The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time in one or more series. The Senior Debt Securities will be unsecured and unsubordinated obligations of Northwest and will rank on a parity with all other unsecured and unsubordinated indebtedness of Northwest. The Senior Subordinated Debt Securities will be unsecured obligations of Northwest and, as set forth below under

"Subordination of Senior Subordinated Debt Securities," will be subordinated in right of payment to all Senior Indebtedness of Northwest.

    Reference is made to the Prospectus Supplement which accompanies this Prospectus for a description of the specific series of Debt Securities being offered thereby or, if Warrants are being offered thereby, the Debt Securities to be issued upon exercise of such Warrants, including: (1) the specific designation of such Debt Securities, including whether the Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable;
(8) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of Northwest; (9) the obligation, if any, of Northwest to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, upon the happening of specified events, or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (10) the denominations in which such Debt Securities are authorized to be issued;
(11) the currency or currency units for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currency units in which principal of, premium, if any, and/or interest, if any, on such Debt Securities will be payable or redeemable and whether Northwest or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency units other than that in which such Debt Securities are stated to be payable or redeemable; (12) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (13) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of Northwest or NWA Corp. specified in the Indenture with respect to such Debt Securities; (15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities and coupons; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (17) the terms and conditions relating to Warrants issued by Northwest in connection with or for the purchase of such Debt Securities; (18) any index used to determine the amount of payments of principal of (and premium, if any) and interest, if any, on such Debt Securities; (19) any provisions relating to the exchange of such Debt Securities; and (20) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

    Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

DENOMINATIONS, PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

    Registered Securities will be issuable in denominations of $1,000 and integral multiples of $1,000, and Bearer Securities will be issuable in the denomination of $5,000 or, in each case, in such other denominations and currencies as may be in the terms of the Debt Securities of any particular series. Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made, subject to any applicable laws and regulations, in the designated currency at the office or agency of Northwest maintained for that purpose as Northwest may designate from time to time, except that, at the option of Northwest, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed by the Trustee to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the Person in whose name such Debt Security is registered at the close of business on the regular record date for such interest.

    Payment in respect of Debt Securities in bearer form will be payable in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Northwest may appoint from time to time. The paying agents outside the United States, if any, initially appointed by Northwest for a series of Debt Securities will be named in the applicable Prospectus Supplement. Northwest may at any time designate additional Paying Agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, Northwest will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, Northwest will be required to maintain a Paying Agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. Northwest will have the right to require a holder of any Debt Security, in connection with the payment of the principal of, premium, if any, and interest, if any, on such Debt Security, to certify information to Northwest or, in the absence of such certification, Northwest will be entitled to rely on any legal presumption to enable Northwest to determine its duties and liabilities, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

    Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of Northwest maintained for such purpose as designated by Northwest from time to time. Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith.

    In the event of any redemption in part, Northwest shall not be required to
(i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Securities, or portion thereof, called for redemption or otherwise surrendered for repayment, except the unredeemed or unrepaid portion of any Registered Security being redeemed or repaid in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

    The obligation of Northwest to make payment on account of the principal of, premium, if any, and interest, if any, on the Senior Subordinated Debt Securities will be subordinated and junior in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of Northwest. The Senior Subordinated Debt Securities will rank PARI PASSU with any future Indebtedness of Northwest which by its terms states that it will rank PARI PASSU with the Senior Subordinated Debt Securities. The Senior Subordinated Debt Securities will rank senior to all other existing and future subordinated Indebtedness or other subordinated obligations of Northwest. Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described herein.

    "Senior Indebtedness" of Northwest means all Indebtedness of Northwest (other than the Senior Subordinated Debt Securities) unless such Indebtedness, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or PARI PASSU with the Senior Subordinated Debt Securities; PROVIDED, HOWEVER, that such Senior Indebtedness does not include (x) any Indebtedness, guarantee or other obligation of Northwest that is subordinate or junior in any respect to any other Indebtedness of Northwest or
(y) any Indebtedness of Northwest to any of its Subsidiaries or to any Person of which Northwest is a Subsidiary. "Indebtedness" of any Person means, without duplication, the principal of, premium, if any, and accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on (i) indebtedness of such Person for money borrowed, (ii) guarantees by such Person of indebtedness for money borrowed by any other Person, (iii) indebtedness of such Person evidenced by notes, debentures, bonds or other instruments of indebtedness for payment of which such Person is responsible or liable, (iv) obligations for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction, (v) obligations of such Person under Capital Leases and Flight Equipment leases,
(vi) obligations under interest rate and currency swaps, caps, collars options, forward or spot contracts or similar arrangements or with respect to foreign currency hedges or aircraft fuel hedges, (vii) commitment and other bank financing fees under contractual obligations associated with bank debt, (viii) any indebtedness representing the deferred and unpaid purchase price of any property or business, and (ix) all deferrals, renewals, extensions and refundings of any such indebtedness or obligations; PROVIDED, HOWEVER, that Indebtedness shall not include amounts owed to trade creditors in the ordinary course of business, nonrecourse indebtedness secured by real property located outside the United States or operating lease rental payments (other than Flight Equipment lease rental payments) in the ordinary course of business.

    No payment on account of principal of, premium, if any, or interest on the Senior Subordinated Debt Securities or deposit pursuant to the provisions described under "Defeasance" below may be made if (i) any Senior Indebtedness is not paid when due (following the expiration of any applicable grace period) or
(ii) any other default on Senior Indebtedness occurs and the maturity of any Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (a) such failure to pay or acceleration relates to Senior Indebtedness in an aggregate amount equal to or less than $20 million, (b) the default has been cured or waived or has ceased to exist, (c) such acceleration has been rescinded, or (d) such Senior Indebtedness has been paid in full. A failure to make any payment with respect to the Senior Subordinated Debt Securities as a result of the foregoing provisions will not limit the right of the holders of the Senior Subordinated Debt Securities to accelerate the maturity thereof as a result of such payment default.

    Upon any distribution of the assets of Northwest upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to Northwest, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Senior Subordinated Debt Securities are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of Northwest who are holders of Senior Indebtedness or of other unsubordinated Indebtedness may recover more, ratably, than the holders of the Senior Subordinated Debt Securities.

THE PARENT GUARANTY

    NWA Corp. will unconditionally guarantee, pursuant to Indentures, the due and punctual payment of the principal of, premium, if any, and interest on the Debt Securities when the same shall become due, whether by acceleration or otherwise. The Parent Guaranty will be enforceable without any need first to enforce Debt Securities against Northwest. The Parent Guaranty of the Senior Subordinated Debt Securities will be subordinated and junior in right of payment, as set forth in the Senior Subordinated Debt Securities Indenture, to the prior payment in full of all Senior Indebtedness of NWA Corp. The terms of such subordination will parallel the subordination terms applicable to the Senior Subordinated Debt Securities as set forth above under "Subordination of Senior Subordinated Debt Securities," except that, for purposes of the Parent Guaranty, Senior Indebtedness of NWA Corp. means all Indebtedness of NWA Corp. (other than the Parent Guaranty) unless such Indebtedness, by its terms or by the terms of the instrument creating or evidencing it, is subordinate in right of payment to or PARI PASSU with the Parent Guaranty; PROVIDED, HOWEVER, that such Senior Indebtedness does not include any Indebtedness of NWA Corp. to any of its subsidiaries. The Parent Guaranty of the Senior Subordinated Debt Securities will rank PARI PASSU with any future Indebtedness of NWA Corp. which by its terms states that it will rank PARI PASSU with the Parent Guaranty of the Senior Subordinated Debt Securities. The Parent Guaranty of the Senior Subordinated Debt Securities will rank senior to all other existing and future subordinated Indebtedness or other subordinated obligations of NWA Corp.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (the "Depositary") or with a nominee for the Depositary identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Northwest expects that the following provisions will apply to depositary arrangements.

    Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Northwest, if such Debt

Securities are offered and sold directly by Northwest. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.

    So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indentures. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indentures. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures. Northwest understands that, under existing industry practices, if Northwest requests any action of holders or an owner of a beneficial interest in which Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indentures, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security.

    Northwest expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. Northwest also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of Northwest, NWA Corp., the Trustee or any agent of Northwest shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by Northwest within ninety days, Northwest will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security.

In addition, Northwest may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Securities representing such Debt Securities. Further, if Northwest so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Registered Global Security representing Debt Securities of such series may, on terms acceptable to Northwest and the Depositary for such Registered Global Security, receive Debt Securities of such series in definitive form registered in the name of such beneficial owner or its designee.

CONSOLIDATION, MERGER OR SALE BY NORTHWEST OR NWA CORP.

    Each Indenture provides that neither Northwest nor NWA Corp. may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any Person, unless (i) (a) in the case of a merger or consolidation, Northwest or NWA Corp. is the surviving corporation, as the case may be, or (b) in the case of a merger or consolidation where Northwest or NWA Corp. is not the surviving corporation and in the case of such a sale, conveyance or other disposition, the resulting, successor or acquiring Person is a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes by supplemental indenture all the obligations of Northwest under the Debt Securities and any coupons appertaining thereto (or of NWA Corp. under the Parent Guaranty, as the case may be) and the obligations of Northwest or NWA Corp., as the case may be, under the Indentures, (ii) immediately after giving effect to such merger or consolidation, or such sale, conveyance, transfer, lease or other disposition (including, without limitation, any Debt directly or indirectly incurred or anticipated to be incurred in connection with or in respect of such transaction), no Default or Event of Default shall have occurred and be continuing and (iii) certain other conditions are met. In the event a successor corporation assumes the obligations of Northwest or NWA Corp., as the case may be, such successor corporation shall succeed to and be substituted for Northwest or NWA Corp. as the case may be, under the Indentures and under the Debt Securities and any coupons appertaining thereto and all obligations of Northwest or NWA Corp., as the case may be, shall terminate. In the event of any such permitted consolidation, merger, sale, conveyance, disposition or other change of control transaction (including a highly leveraged transaction), the holders of the Debt Securities will not have the right to require redemption thereof or similar rights unless otherwise provided in the applicable Prospectus Supplement.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

    Events of Default with respect to Debt Securities of any series issued thereunder are defined in the Indentures as being: default for thirty days in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due; default in payment of principal, premium, if any, or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; default for sixty days after notice to Northwest or NWA Corp., as applicable, by the Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement applicable to the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; and certain events of bankruptcy, insolvency or reorganization of Northwest or NWA Corp. Any other Events of Default applicable to a specified series of Debt Securities will be described in the applicable Prospectus Supplement. An Event of Default with respect to a particular series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.

    The Indentures provide that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series issued thereunder and is continuing, the Trustee for such series or the holders of

25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to Northwest (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount specified in the applicable Prospectus Supplement) of all the Debt Securities of that series to be due and payable.

    The Indentures provide that the Trustee for any series of Debt Securities shall, within ninety days after the occurrence of a Default known to it with respect to Debt Securities of that series, give to the holders of the Debt Securities of that series notice of all such uncured Defaults; PROVIDED, that such notice shall not be given until 60 days after the occurrence of a Default with respect to Debt Securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest or make a mandatory sinking fund payment; and PROVIDED FURTHER, that, except in the case of default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers (as defined therein) in good faith determines that withholding such notice is in the interest of the holders of the Debt Securities of that series. "Default" means any event which is, or, after notice or passage of time or both, would be, an Event of Default.

    The Indentures provide that the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee, the Indentures provide that the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee.

    The Indentures include a covenant that Northwest will file annually with the Trustee a certificate as to Northwest's compliance with all conditions and covenants of the applicable Indenture.

    The holders of not less than a majority in aggregate principal amount of any series of Debt Securities by notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (and any acceleration resulting therefrom) and certain other defaults.

MODIFICATION OF THE INDENTURES

    The Indentures contain provisions permitting Northwest, NWA Corp. and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to Northwest or NWA Corp. and the assumption of the covenants of Northwest or NWA Corp. by a successor; (ii) to add to the covenants of Northwest or NWA Corp. or surrender any right or power of Northwest or NWA Corp.; (iii) to add additional Events of Default with respect to any series; (iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form or in global form; (v) under certain circumstances to add to, change or eliminate any provision affecting Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indentures, PROVIDED that such action does not adversely affect the interests of any holder of Debt Securities of any series issued under such Indentures in any material respect; or (xi) to cure any ambiguity or correct any mistake.

    The Indentures also contain provisions permitting Northwest, NWA Corp. and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indentures or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected, (i) change the time for payment of principal or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or interest on any Debt Security; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of an Original Issue Discount Debt Security;
(v) change the coin or currency in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; (viii) change the obligation of Northwest to maintain an office or agency in the places and for the purposes specified in the Indentures; (ix) modify the obligations of NWA Corp. to make payment under the Parent Guaranty; or (x) modify any of the foregoing provisions.

DEFEASANCE

    If indicated in the applicable Prospectus Supplement, Northwest may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as described below) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the Trustee for such series (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in the amount sufficient to pay the principal of, premium, if any, and interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. Upon the occurrence of a defeasance, Northwest will be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities and any coupons appertaining thereto and to have satisfied all of its other obligations under such Debt Securities and any coupons appertaining thereto (except for (i) the rights of holders of such Debt Securities to receive, solely from the trust funds deposited to defease such Debt Securities, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities or any coupons appertaining thereto when such payments are due and (ii) certain other obligations as provided in the Indentures). Upon the occurrence of a covenant defeasance, Northwest will be released only from its obligations to comply with certain covenants contained in the Indenture relating to such Debt Securities, will continue to be obligated in all other respects under such Debt Securities and will continue to be contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to such Debt Securities.

    Unless otherwise specified in the applicable Prospectus Supplement and except as described below, the conditions to both defeasance and covenant defeasance are as follows: (i) such defeasance or covenant defeasance must not result in a breach or violation of, or constitute a Default or Event of Default under, the applicable Indenture, or result in a breach or violation of, or constitute a default under, any other material agreement or instrument of Northwest; (ii) certain bankruptcy related Defaults or Events of Default with respect to Northwest must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease such Debt Securities and ending on the 91st day after such date; (iii) Northwest must deliver to the Trustee an Opinion of Counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if such defeasance or covenant defeasance had not occurred (such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indentures); (iv) Northwest must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel with respect to compliance with the conditions precedent to such defeasance or covenant defeasance and with respect to certain registration requirements under the Investment Company Act of 1940, as amended; and (v) any additional conditions to such defeasance or covenant defeasance which may be imposed on Northwest pursuant to the applicable Indenture. The Indentures require that a nationally recognized firm of independent public accountants deliver to the Trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of such Debt Securities. The Indentures do not provide the holders of such Debt Securities with recourse against such firm. If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or any agency or instrumentality of the government issuing the currency in which Debt Securities of such series are payable. In the event that Government Obligations deposited with the Trustee for the defeasance of such Debt Securities decrease in value or default subsequent to their being deposited, Northwest will have no further obligation, and the holders of such Debt Securities will have no additional recourse against Northwest, as a result of such decrease in value or default. As described above, in the event of a covenant defeasance, Northwest remains contingently liable with respect to the payment of principal, interest, if any, and premium, if any, with respect to the Debt Securities.

    Northwest may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Northwest exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If Northwest exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

    The applicable Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to Debt Securities of a particular series.

THE TRUSTEE

    State Street Bank & Trust Company is the Trustee under the Indentures. Northwest and NWA Corp. also maintain banking and other commercial relationships with State Street Bank & Trust Company and its affiliates in the ordinary course of business and State Street Bank & Trust Company acts as Trustee under several other indentures for NWA Corp. and Northwest.

                            DESCRIPTION OF WARRANTS

    Northwest may issue Warrants for the purchase of Debt Securities. Warrants may be issued together with or separately from any Debt Securities offered by any Prospectus Supplement and, if issued together with Debt Securities, may be attached to or separate from such Debt Securities. The Warrants are to be issued under one or more separate Warrant Agreements (a "Warrant Agreement") to be entered into between Northwest and State Street Bank & Trust Company, successor to The First National Bank of Boston, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of Northwest in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The statements herein relating to the Warrants and the Warrant Agreements are summaries and reference is made to the detailed provisions of the Warrant Agreements. A form of Warrant Agreement for Warrants Sold Attached to Debt Securities and a form of Warrant Agreement for Warrants Sold Alone have been incorporated by reference as exhibits to the Registration Statement.

GENERAL

    If Warrants are offered, reference is made to the applicable Prospectus Supplement which accompanies this Prospectus for a description of the specific terms of the Warrants being offered thereby, including (i) the specific designation and aggregate number of such Warrants, (ii) the offering price and the currency or composite currencies for which Warrants may be purchased, (iii) the designation (including whether the Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities), aggregate principal amount, currency or composite currencies and terms of the Debt Securities purchasable upon exercise of the Warrants, (iv) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with the minimum denomination of each such Debt Security, (v) if applicable, the date on and after which the Warrants and the related Debt Securities will be separately transferable, (vi) the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price or the manner of determining the price and currency or composite currencies or other consideration (which may include Debt Securities) for which such principal amount of Debt Securities may be purchased upon such exercise, (vii) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire (the "Expiration Date"), (viii) the terms of any mandatory or optional redemption by Northwest, (ix) certain Federal income tax consequences, (x) whether the certificates for Warrants will be issued in registered or unregistered form, and (xi) any other special terms pertaining to such Warrants. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants will not be listed on any securities exchange.

    Warrant certificates may be exchanged for new Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and exchange and may be exercised at an office or agency of the Warrant Agent maintained for that purpose (the "Warrant Agent Office"). No service charge will be made for any transfer or exchange of Warrant certificates, but Northwest may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

    The Warrant Agent will act solely as an agent of Northwest in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price, for such consideration and during such period or periods as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time during such period up to 5:00 P.M. New York City time on the Expiration Date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by Northwest), unexercised Warrants will become void.

    Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant certificate. Unless otherwise provided in the applicable Prospectus Supplement, upon receipt of such payment and the Warrant certificate properly completed and duly executed at the Warrant Agent Office or any other office or agency indicated in the applicable Prospectus Supplement, Northwest will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the amount of unexercised Warrants.

MODIFICATION OF WARRANT AGREEMENTS

    The Warrant Agreements contain a provision permitting Northwest and the Warrant Agent, without the consent of any Warrantholder, to supplement or amend the Warrant Agreement in order to cure any ambiguity, and to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions or to make other provisions in regard to matters or questions arising thereunder which Northwest and the Warrant Agent may deem necessary or desirable and which do not adversely affect the interests of the Warrantholders.

WARRANT AGENT

    State Street Bank & Trust Company will act as the Warrant Agent under the Warrant Agreement. Northwest and NWA Corp. maintain banking and other commercial relationships with State Street Bank & Trust Company and its affiliates in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions and the descriptions contained in "Description of Series A, Series B, Series C and Series D Preferred Stock and Rights" are summaries, and reference is made to the provisions of NWA Corp.'s Restated Certificate of Incorporation and bylaws and the agreements referred to in such descriptions, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

    The authorized capital stock of NWA Corp. consists of 360,020,000 shares, of which 250,000,000 shares have been designated as Class A Common Stock, 65,000,000 shares have been designated as Class B Common Stock, and 45,020,000 shares have been designated as preferred stock. Of such authorized shares of preferred stock, 10,000 shares have been designated Series A Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"), 10,000 shares have been designated Series B Preferred Stock, $.01 par value per share (the "Series B Preferred Stock"), 25,000,000 shares have been designated Series C Preferred Stock, $.01 par value per share (the "Series C Preferred Stock"), 3,000,000 shares have been designated Series D Junior Participating Preferred Stock, $.01 par value per share (the "Series D Preferred Stock"), and 17,000,000 shares are undesignated.

    The preferred stock has preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of the Company. In addition, the Board of Directors of NWA Corp. has the authority to issue additional preferred stock in one or more series and to fix the voting and other powers, designations, dividends, preferences and relative, participating, optional, conversion, exchange, redemption and other special rights and qualifications, limitations or restrictions thereon of any such series of preferred stock.

            DESCRIPTION OF SERIES A, SERIES B, SERIES C AND SERIES D
                           PREFERRED STOCK AND RIGHTS

SERIES A PREFERRED STOCK

    As of July 31, 1996, 1,308.8 shares of Series A Preferred Stock were outstanding, all of which were held by KLM and by a trust for the benefit of KLM. Each share of Series A Preferred Stock is entitled to a preference in voluntary and involuntary liquidation in the amount of $50,000 per share, plus accrued and unpaid dividends. Each share of Series A Preferred Stock is entitled to one vote at all meetings of stockholders of the Company for the election of directors (other than directors elected by the holders of Series C Preferred Stock).

    The Company is obligated to redeem the Series A Preferred Stock, including accrued and unpaid dividends, in three equal annual installments on August 1, 2000, 2001 and 2002. The dividend rate on the Series A Preferred Stock is 8% per annum on the per share liquidation amount. Dividends accrue semi-annually during the five-year period commencing on August 1, 1993 and are subsequently payable upon redemption of the Series A Preferred Stock. After August 1, 1998 (at which date the aggregate liquidation preference of the Series A Preferred Stock is expected to be approximately $425 million), dividends are payable in cash. To the extent cash dividends are not paid when due, the annual dividend rate will increase by 0.5% every six months with a maximum dividend rate of 10%. Cash dividends are cumulative if unpaid.

    The Series A Preferred Stock ranks senior to the Series B, Series C and Series D Preferred Stock and all classes of Common Stock with respect to liquidation and dividend rights. At any time, at the option of the Company, the Series A Preferred Stock is redeemable (in whole only). All outstanding shares of Series A Preferred Stock must have been previously redeemed before an optional redemption of any Series B or Series C Preferred Stock is permitted.

    In the event that the Company is in default with respect to payment on the shares of Series A Preferred Stock, and if, as a result of the Company's failure to redeem the Series C Preferred Stock in accordance with its terms, additional Series C Directors are added to the Board of Directors as the representative of such defaulted series, then a majority of the holders of the Series A Preferred Stock, voting as a separate series, will, if such series is in default, thereupon be entitled to elect one additional director as the representative of such defaulted series.

SERIES B PREFERRED STOCK

    As of July 31, 1996, 2,163.2 shares of Series B Preferred Stock were outstanding. Of such shares, 436.2 shares were beneficially owned by KLM and 1,727 shares were owned by Blum.

    Each share of Series B Preferred Stock is entitled to a preference in voluntary and involuntary liquidation in the amount of $50,000 per share, plus accrued and unpaid dividends. Each share of Series B Preferred Stock is entitled to one vote at all meetings of stockholders of the Company for the election of directors (other than directors elected by the holders of Series C Preferred Stock).

    The Company is obligated to redeem the Series B Preferred Stock, including accrued and unpaid dividends, in three equal annual installments on August 1, 2001, 2002 and 2003. The dividend rate on the Series B Preferred Stock is 8% per annum on the per share liquidation amount. Dividends accrue semi-annually during the five-year period commencing on August 1, 1993 and are subsequently payable upon redemption of the Series B Preferred Stock. After August 1, 1998 (at which date the aggregate liquidation preference of the Series B Preferred Stock is expected to be approximately $380 million), dividends are payable in cash. To the extent cash dividends are not paid when due, the annual dividend rate will increase by 0.5% every six months with a maximum dividend rate of 10%. Cash dividends are cumulative if unpaid.

    The Series B Preferred Stock ranks junior to the Series A Preferred Stock and senior to the Series C and Series D Preferred Stock and all classes of Common Stock with respect to liquidation and dividend rights. At any time at the option of the Company, the Series B Preferred Stock is redeemable (in whole or in $50 million increments). All outstanding shares of Series A Preferred Stock must have been previously redeemed before an optional redemption of any Series B or Series C Preferred Stock is permitted. All outstanding shares of Series B Preferred Stock must have been previously redeemed before an optional redemption of any Series C Preferred Stock is permitted.

    In the event that the Company is in default with respect to payment of the shares of Series B Preferred Stock, and if, as a result of the Company's failure to redeem the Series C Preferred Stock in accordance with its terms, additional Series C Directors are added to the Board of Directors, then a majority of the holders of the Series B Preferred Stock, voting as a separate series, will, if such series is in default, thereupon be entitled to elect one additional director as the representative of such defaulted series.

SERIES C PREFERRED STOCK

  GENERAL

    Pursuant to Equity Letter Agreements entered into by the Company with the several unions representing the Company's employees, the Company agreed to contribute in installments to the Employee Trusts for the benefit of its employees (including management and certain other employees not represented by any union) 18,214,419 shares of Series C Preferred Stock. The Employee Trusts were established under the Northwest Airlines Corporation Employee Stock Plan (the "Plan"), which is a qualified profit-sharing plan for purposes of ERISA. The Company agreed to issue such shares as part of an overall revised compensation plan for the Company's employees.

  CONVERSION RIGHTS

    Each share of Series C Preferred Stock is convertible at any time prior to redemption into 1.3640 shares of Common Stock, currently consisting of 1.2967 shares of Class A Common Stock and 0.0673 shares of Class B Common Stock. The respective number of shares of Class A and Class B Common Stock issuable upon conversion will be adjusted to the extent necessary to correspond to the then existing ratio of Class A Common Stock to Class B Common Stock issued to Original Investors.

    The Equity Letter Agreements also provided for a "Special Conversion Option" which, if elected, would result in the Employee Trusts receiving Common Stock at the rate of 1.9096 shares of Common Stock (rather than 1.3640) for each share of Series C Preferred Stock that they would otherwise receive. The Special Conversion Option expired on February 9, 1994. On that day, certain employee groups elected to exercise the Special Conversion Option. As a result, the total stock to be contributed to the Employee Trusts, based on current projections, consists of 8,905,126 shares of Series C Preferred Stock, 16,900,343 shares of Special Voting Class A Common Stock and 876,682 shares of Class B Common Stock, which in the aggregate represents 22.7% of the Company's voting shares outstanding as of July 31, 1996.

    The Employee Trusts and Qualified Holders may only convert Class B Common Stock into Class A Common Stock at such time and in such amounts as is necessary to preserve the ratio of the number of outstanding shares of Class A Common Stock then outstanding to the number of shares of outstanding Class B Common Stock issued to Original Investors. Upon any sale or transfer by a Qualified Holder to a person who is not a Qualified Holder of shares of Series C Preferred Stock or shares of Class B Common Stock received upon conversion of such Series C Preferred Stock, such shares will automatically convert into shares of Class A Common Stock.

  PUT RIGHT

    During the 60-day period ending ten years after August 1, 1993 (the "Put Date"), the Employee Trusts and other "Qualified Holders" of the Series C Preferred Stock (generally consisting of current and former Northwest employees and their spouses, children and heirs) will have the right to put such stock to the Company. Prior to the commencement of such 60-day period, the Company will have the right to elect either (i) to repurchase such Series C Preferred Stock with cash equal to the Put Price (defined below) or with shares of Class A Common Stock having an aggregate trading value (based on the average closing prices for Class A Common Stock during the 30-day period ending on the Put Date) equal to the Put Price, or (ii) to permit the relevant Employee Trust or Qualified Holder either (A) to receive the number of shares of Common Stock into which such Series C Preferred Stock would otherwise then be convertible plus the "Excess Amount" (as defined below) in cash, or (B) to have such number of shares of Common Stock otherwise issuable upon conversion sold by the Company, whereupon the relevant Employee Trust or Qualified Holder would receive in cash the proceeds realized upon such sale plus the Excess Amount.

    Notwithstanding the foregoing, any election by the Company to provide those exercising put rights with shares of Common Stock in lieu of cash (as described in clause (i) above) would require the approval of a majority of the Series C Directors (such directors being described under "Voting Rights" below). Any decision by the Company not to repurchase any shares of Series C Preferred Stock as described above requires the consent of a majority of the Series C Directors.

    The "Put Price" in 2003 of the Series C Preferred Stock will be equal to an estimated $381 million (which is the estimated actual labor cost savings based on the Company's current operating plan, reduced by the portion of such actual labor cost savings that would have been applicable to those shares of Series C Preferred Stock that have been converted), divided by the number of shares of Series C Preferred Stock issued by the Company, plus accrued and unpaid dividends on the Series C Preferred Stock, if any. The actual labor cost savings is calculated as the excess of the amount the Company would have paid its employees in basic hourly wages during the period covered by the labor cost savings absent the labor cost savings over the amount actually paid, together with certain savings in respect of reduced vacation accruals and certain work rule changes.

    The "Excess Amount" for each share of Series C Preferred Stock as to which the put right is exercised (which Excess Amount may be payable when the Company has elected the mechanism described in clause (ii) of the third preceding paragraph) is equal to the excess of (i) the Put Price over (ii) the specified market price per share of the Class A Common Stock received pursuant to such clause (ii), multiplied by the number of shares of Common Stock into which one share of Series C Preferred Stock may then be converted.

    In the event the Company fails to fulfill its mandatory redemption obligations as described above, on a quarterly basis thereafter the Company must use all cash held by the Company (or available under revolving credit agreements) in excess of all the Company's then currently anticipated cash needs for operations and capital requirements within one year of such determination date ("Available Cash") to make partial pro rata redemptions, provided such redemptions are not prohibited under applicable credit agreements or the Certificate of Designation for the Series A Preferred Stock or the Series B Preferred Stock. Cash held by NWA Corp.'s subsidiaries will be included in the calculation of Available Cash only to the extent such cash is made available to NWA Corp. pursuant to applicable law or any loan agreements or instruments to which NWA Corp. or any of its subsidiaries is a party or is subject.

  DIVIDENDS

    The "Dividend Date" for the Series C Preferred Stock is August 1 of each year. If the Class A Common Stock is listed on the New York or American Stock Exchange or quoted on the National Association of Securities Dealers Automated Quotations System on the business day preceding a

Dividend Date, no dividend will accrue on the Series C Preferred Stock in respect of the year then ended. If the Class A Common Stock is not so listed or quoted on such business day, on the following Dividend Date each share of Series C Preferred Stock will accrue a cumulative dividend for the year then ended equal to 5% of (i) the actual labor cost savings realized by the Company from August 1, 1993 to such Dividend Date plus the aggregate amount of previously accrued dividends on such Series C Preferred Stock, divided by (ii) the total number of shares of Series C Preferred Stock being issued by the Company. Because the Class A Common Stock is approved for quotation on the Nasdaq National Market, no dividends have accrued on the Series C Preferred Stock.

    In the event the Company fails to fulfill its mandatory redemption obligation described above, as of the Put Date the Series C Preferred Stock will begin to accrue a cumulative dividend payable quarterly at a rate equal to the greater of 12% per annum or the highest default dividend rate then payable on any series of Preferred Stock of the Company.

  VOTING RIGHTS

    The Series C Preferred Stock will vote in parity with the Class A Common Stock on all matters submitted to stockholders for vote, except that with respect to the election of directors the Series C Preferred Stock has the special voting rights described below. Each share of Series C Preferred Stock will have a number of votes equal to (i) (A) the total number of shares of Series C Preferred Stock issued or to be issued by the Company or, if greater, the number of shares of Class A Common Stock into which all such shares of Series C Preferred Stock (including any shares of Series C Preferred Stock not yet issued or already converted) would be convertible at such time under the Equity Letter Agreements, minus (B) the total number of shares of Series C Preferred Stock which prior to that time have been converted into shares of Common Stock or, if greater, the number of shares of Class A Common Stock into which those shares would be convertible at that time if they had not previously been converted, divided by (ii) the total number of shares of Series C Preferred Stock then outstanding. While the final contribution of stock to the Employee Trusts is not scheduled to occur until March 1997, as a result of the special voting rights of the Series C Preferred Stock, the outstanding shares have the right to vote as if all shares of Series C Preferred Stock to be issued to the Employee Trusts have been issued.

    With respect to the election of directors, the Series C Preferred Stock voting as a separate class is entitled to elect three Series C Directors, one of whom is to be nominated by the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America ("IBT"), one by the International Association of Machinists and Aerospace Workers ("IAM") and one by the Northwest Master Executive Council (the "Northwest MEC") of the Air Line Pilots Association International ("ALPA"). In addition, until July 31, 2003, the number of Series C Directors will be the greater of three or the number that represents at least 15% of the Company's directors.

    In the event the Company fails to fulfill its mandatory redemption obligation described above, the number of Series C Directors will be increased to the greater of (i) three more than the number of Series C Directors then serving on the Company's Board of Directors, and (ii) the number of directors that would cause the proportion of Series C Directors to the total number of directors to be equal to the proportion of the total voting power of all shares of Series C Preferred Stock then outstanding to the total voting power of all shares of all voting capital stock of the Company then outstanding.

    If the holders of Series C Preferred Stock are entitled to elect more than three directors, the Northwest MEC, the IBT and the IAM will each be entitled to nominate one-third of the Series C Directors, and if the total number of Series C Directors is not a multiple of three, any remaining Series C Directors will be nominated by a unanimous vote of the existing Series C Directors designated by these three unions.

    Holders of Series C Preferred Stock will not be entitled to vote such stock for the election of any directors other than the Series C Directors. The entitlement of the holders of Series C Preferred Stock to elect the Series C Directors will expire on the first date on which no shares of Series C Preferred Stock are outstanding, whether as a result of conversions, exchanges, repurchases or redemptions.

    See "Corporate Governance and Control" for a description of certain veto rights exercisable by the Series C Directors.

  OPTIONAL REDEMPTION

    The Company may redeem the Series C Preferred Stock in whole or in part at the Put Price at any time on 60 days' prior notice. Notwithstanding the Company's attempt to redeem the Series C Preferred Stock in whole, until August 1, 2003, each Employee Trust may retain one share of Series C Preferred Stock for purposes of exercising the right to elect Series C Directors, as described above.

  LIQUIDATION PREFERENCE

    The Series C Preferred Stock has a liquidation preference per share equal to the Put Price. The Series C Preferred Stock ranks junior to the Series A Preferred Stock and the Series B Preferred Stock and senior to the Series D Preferred Stock both as to preference in liquidation and bankruptcy and the receipt of dividends and repayment. The issuance by the Company of a new series of Preferred Stock that ranks, as to both preference in liquidation and bankruptcy and the receipt of dividends and repayment, senior to or PARI PASSU with the Series C Preferred Stock, does not require the consent of the holders of the Series C Preferred Stock.

  ACCOUNTING TREATMENT

    Because of applicable accounting requirements, the Company must recognize compensation expense for each twelve-month period ending December 31 based on the values at December 31 of the Series C Preferred Stock and the Common Stock earned by employees during the preceding twelve-month period. Such non-cash stock-based compensation expense is calculated each month by (1) determining the aggregate current value of all Series C Preferred Stock and Common Stock earned by employees since the previous January 1 using current per share values as of the balance sheet date and then (2) subtracting the non-cash compensation expense recognized since the prior January 1. Any increase (decrease) in share values increases (decreases) non-cash compensation expense and the recorded effect in any month of a change in share prices is a function of all shares earned since the previous January 1. Such changes in share values may be unrelated to the period's performance or cash flows.

    Because of the Put Right associated with the Series C Preferred Stock, such stock is classified as a series of redeemable Preferred Stock of the Company instead of being included in common stockholders' equity. The carrying value of the Series C Preferred Stock will be accreted over ten years to the ultimate redemption amount for the Series C Preferred Stock (projected to approximate $381 million for the shares of Series C Preferred Stock that have not been converted). These accretions during the ten-year period beginning August 1, 1993 will not be charged to net income. Instead, the amount of the accretions during such period will be accomplished through a transfer of the periodic accretion amount from retained earnings (I.E., accumulated deficit) to the Series C Preferred Stock financial statement carrying value and will be deducted from net income to arrive at net income (loss) applicable to common stockholders.

SERIES D PREFERRED STOCK AND RIGHTS

    On November 16, 1995, the Board of Directors of the Company declared a dividend of one Preferred Share Purchase Right (a "Right") for each outstanding share of Class A Common Stock and Class B Common Stock. The dividend was paid on November 27, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series D Preferred Stock at a price of $150 per one one-hundredth of a share of Series D Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 16, 1995, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent").

    Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of a number of shares of Class A Common Stock equal to 19% or more of the sum of (i) the Common Shares then issued and outstanding, (ii) all Common Shares issuable pursuant to the Plan to the Employee Trusts, (iii) all Common Shares issuable upon conversion of all the shares of Series C Preferred Stock issued or issuable to the Employee Trusts pursuant to the Plan, (iv) all Common Shares issuable upon the exercise of all employee stock options issued and outstanding as of the date of this Agreement and (v) any other Common Shares not then actually issued and outstanding but which such Person would be deemed to beneficially own hereunder (other than the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by such Person or the Class B Common Stock issuable upon conversion of the Class A Common Stock held by such Person) (together, the "outstanding Common Shares"); PROVIDED, HOWEVER, that if a Person would be deemed an Acquiring Person upon the adoption of the Rights Agreement, such Person will not be deemed an "Acquiring Person" for any purposes of the Rights Agreement unless and until such Person acquires Beneficial Ownership of any additional shares of Class A Common Stock after the date of the adoption of the Rights Agreement unless upon the consummation of the acquisition of such additional shares of Class A Common Stock such Person does not beneficially own a number of shares of Class A Common Stock equal to 19% or more of the outstanding Common Shares or (b) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of a number of shares of Class A Common Stock equal to 19% or more of the number of outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

    The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares; PROVIDED, HOWEVER, that prior to the Distribution Date, upon the conversion of shares of Class B Common Stock into shares of Class A Common Stock all Rights attached to the Class B Common Stock shall be deemed cancelled and retired by the Company and upon the conversion of shares of Class A Common Stock into shares of Class B Common Stock all Rights attached to the Class A Common Stock shall be deemed cancelled and retired by the Company. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares (including pursuant to the conversion of Series C Series D Preferred Stock) will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on November 16, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    The Purchase Price payable, and the number of shares of Series D Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series D Preferred Stock, (ii) upon the grant to holders of the Series D Preferred Stock of certain rights or warrants to subscribe for or purchase Series D Preferred Stock at a price, or securities convertible into Series D Preferred Stock with a conversion price, less than the then-current market price of the Series D Preferred Stock or (iii) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series D Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

    Shares of Series D Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series D Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series D Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series D Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series D Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Class A Common Stock (or one one-hundredths of a share of Series D Preferred Stock) having a market value of two times the exercise price of the Right.

    In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of beneficial ownership of a number of shares of Class A Common Stock equal to 50% or more of the number of outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Class A Common Stock, or one one-hundredth of a share of Series D Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series D Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series D Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series D Preferred Stock on the last trading day prior to the date of exercise.

    At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                        CORPORATE GOVERNANCE AND CONTROL

    The Company's bylaws provide that the Board of Directors will consist of 15 members, subject to the rights of certain holders of Preferred Stock to elect additional directors to the Board of Directors under certain circumstances. The Certificate of Designation for the Series C Preferred Stock provides that the holders of the Series C Preferred Stock will be entitled to elect three of the 15 directors as long as any shares of Series C Preferred Stock are outstanding. See "Description of Series A, Series B, Series C and Series D Preferred Stock and Rights--Series C Preferred Stock--Voting Rights."

    Special meetings of stockholders may only be called by either the Chairman of the Board of Directors or at the direction of a majority of the Board of Directors. During the four-year period commencing August 1, 1993, approval of the following matters may be disapproved if votes against such approval are cast by directors who constitute a Blocking Coalition (as defined below): (i) the restructuring of the Company; (ii) any annual operating and capital budget or financing plan or any medium term business plan of the Company; (iii) any merger, consolidation or sale of the Company, or encumbrance of a substantial portion of its assets; (iv) any sale or relinquishment of a substantial portion of Northwest's DOT route authority or operating rights or any route or route authority granted pursuant to the 1952 bilateral agreement with Japan, and any sale or transfer of any combination of two or more international routes; (v) any sale or relinquishment of operational control over the Company or any material portion of its assets; (vi) the payment of Common Stock dividends or any redemption or repurchase of equity securities of the Company (except as required by the terms of the Company's Preferred Stock or stock option plan); (vii) any material (over $100 million) acquisitions, joint ventures or airline marketing agreements; (viii) any sale of Common Stock (or securities convertible into Common Stock) to any person or group of persons if after such sale such person or group would own more than 25% of the outstanding Common Stock; (ix) any voluntary bankruptcy filing or liquidation of the Company; or (x) the appointment or dismissal of the president or chief executive officer of NWA Corp., NWA Inc. or Northwest.

    A "Blocking Coalition" exists if at least five of the Company's directors vote against a matter considered by the Board of Directors and the negative votes cast against the matter satisfy the following specific requirements specified in the succeeding sentence designed to prevent any two of the following groups of directors from blocking any such matter that is approved by all other directors: (1) Alfred A. Checchi, Gary L. Wilson and Frederic V. Malek, or any person who fills a vacancy arising from the resignation, death, removal or expiration of the term of any of Messrs. Checchi, Wilson or Malek (the "Checchi-Wilson-Malek Directors"); (2) any person designated by KLM for election to the Board of Directors pursuant to the Stockholders' Agreement (the "KLM Directors"); and (3) the three Series C Directors. A Blocking Coalition must satisfy one of the following three requirements: (a) the three

Checchi-Wilson-Malek Directors vote against the matter and the Blocking Coalition includes at least two other directors of whom not more than one may be a KLM Director and not more than one may be a Series C Director; (b) the three KLM Directors vote against the matter and the Blocking Coalition includes at least two other directors of whom not more than one may be a Checchi-Wilson-Malek Director and not more than one may be a Series C Director; or (c) the Series C Directors vote against the matter and the Blocking Coalition includes at least two directors of whom not more than one may be a Checchi-Wilson-Malek Director and not more than one may be a KLM Director.

    After August 1, 1997 or earlier in the event that the Series C Preferred Stock ceases to be outstanding, a vote of a simple majority of the entire Board of Directors is required in order to approve the foregoing actions.

STOCKHOLDERS' AGREEMENTS

    The Stockholders' Agreement provides the Original Investors will vote their shares of Common Stock and will cause their designees on the Board of Directors to vote in favor of the election of the following designated 11 directors:

    (i) three designees of Alfred A. Checchi and the Checchi Family Trusts (collectively, the "Checchi Family") and three designees of Gary L. Wilson and members of his family (the "Wilson Family"), except that prior to August 1, 1996, the Checchi Family and the Wilson Family collectively were entitled to designate three, rather than six, directors to the Board of Directors and of the remaining three seats on the Board of Directors, two were to be filled by Messrs. John H. Dasburg and Thomas L. Kempner and one was to be filled by a person nominated by the unanimous vote of the Board of Directors;

    (ii) one designee of Blum or its affiliates;

    (iii) one designee of BTNY or its affiliates; and

    (iv) three designees of KLM or its affiliates.

    Seven of the 11 current members of the Board of Directors are designees under the Stockholders' Agreement: Messrs. Checchi, Wilson and Malek were designated jointly by the Checchi Family and the Wilson Family; Mr. Richard C. Blum was designated by Blum; Mr. George J. Vojta was designated by BTNY; Messrs. Kempner and Dasburg were designated pursuant to the terms of the Stockholders' Agreement. Mr. V.A. Ravindran was nominated pursuant to the Company's bylaws. Messrs. Tom Ducy, Marvin L. Griswold and Duane E. Woerth were designated by the IAM, the IBT and the Northwest MEC, respectively. There are currently four vacancies on the Board of Directors. As noted above, under the terms of the Stockholders' Agreement, KLM is entitled to designate three individuals to serve as directors. During 1995, Rob J.N. Abrahamsen, Pieter Bouw and Leo M. van Wijk served as directors and were designated by KLM under the Stockholders' Agreement. Messrs. Abrahamsen, Bouw and van Wijk resigned as directors in February 1996. KLM has not subsequently designated any individuals to serve on the Board of Directors. KLM has advised the Company that it will nominate three persons not affiliated with KLM to fill the vacancies created by those resignations. Under the Stockholders' Agreement, any future vacancies in the Board of Directors seats currently held by Messrs. Kempner and Dasburg and the existing vacancy in the one Board of Directors seat that cannot be designated by KLM are to be designated by the Checchi Family and the Wilson Family.

    For each transfer of 2,635,019 shares of Common Stock by the Checchi Family and the Wilson Family and their affiliates beyond the transfer of 7,905,057 shares, the number of directors that the Checchi Family and the Wilson Family may designate on the Board of Directors will be reduced by one. The right of an Original Investor to designate one or more directors pursuant to the Stockholders' Agreement terminates if such party holds fewer than 2,635,019 shares of Common Stock (subject to certain exceptions based on holdings of Series A and Series B Preferred Stock). The Stockholders'

Agreement provides that if there is a reduction in the number of directors that an Original Investor may designate, all of the Original Investors will cause their representatives on the Board of Directors to vote in favor of reduction in the number of seats on the Board of Directors by the same number. In addition, if the Company defaults in the payment of dividends or redemption payments on either the Series A Preferred Stock or the Series B Preferred Stock, or both, and defaults in the payment of dividends or redemption payments on the Series C Preferred Stock, the Original Investors have agreed to cause the size of the Board of Directors to be increased so that the holders of a majority of the shares of such defaulted class of Preferred Stock may designate a new director in accordance with the terms of the relevant Certificate of Designation.

    Pursuant to the Equity Letter Agreements, in September 1994, the Original Investors entered into an agreement (the "1994 Stockholders' Agreement" and, together with the Stockholders' Agreement, the "Stockholders' Agreements"), with the IAM, the IBT, ALPA, the Employee Trusts and separate arrangements that are signatories thereto and NWA Corp. under which certain rights were extended to the holders of the stock to be issued to the Employee Trusts. The Stockholders' Agreements provide among other things that the Original Investors may not transfer any of their shares of Common Stock prior to June 15, 1997, subject to certain exceptions. On January 25, 1995, the Company consummated an agreement with BTNY to exchange 1,727 shares of the Company's Series B Preferred Stock previously held by BTNY for 2,050,000 shares of newly issued Class B Common Stock. In connection with the exchange of shares, amendments to the Stockholders' Agreements were entered into which released BTNY from the restrictions contained in each agreement on the transfer of shares of Common Stock held by BTNY (including any shares of Class A Common Stock into which such shares may be converted). Pursuant to the Stockholders' Agreement and certain assignments of rights thereunder, Blum may sell up to approximately $11.4 million of Class A Common Stock without regard to the transfer restrictions otherwise applicable.

    The Stockholders' Agreements were amended in 1995 to delete the provisions relating to "tag-along" rights and rights of first refusal and reoffer and to permit the Original Investors to vote their shares of Common Stock for the election of directors in addition to the 11 directors designated pursuant to the Stockholders' Agreement. The Stockholders' Agreement was also amended to delete any special voting requirements applicable to the Original Investors in connection with a merger or other business combination involving the Company.

    Pursuant to the Stockholders' Agreement, KLM has the right to purchase up to 5,270,038 shares of Common Stock from certain of the other Original Investors (the "KLM Option"). Such right is exercisable in 1998. If KLM does not exercise the KLM Option in full, each Original Investor has the right to cause KLM to purchase its shares subject to the KLM Option. Such right is exercisable in 1999. In addition, the Company has agreed with KLM that KLM will be afforded an opportunity to purchase from the Company a pro rata percentage of shares being publicly or privately sold by the Company over a period of five years beginning in January 1994 in order to prevent dilution in KLM's voting interest in the Company.

    The terms and provisions of the Stockholders' Agreements will terminate on the earliest of (i) the date on which shares of Common Stock sold pursuant to a public offering, when aggregated with all other shares of Common Stock previously sold pursuant to public offerings, equal at least 50% of the Common Stock then outstanding on a fully diluted basis, (ii) the date on which none of the Original Investors and their respective affiliates own at least 10% of the original equity of the Company acquired by them in the Acquisition and (iii) July 21, 1999. Amendments to the Stockholders' Agreements require the approvals specified therein.

    A shareholders rights plan was approved at a Board of Directors meeting on November 16, 1995 and the dividend with respect to the distribution of the Rights occurred on November 27, 1995. See "Description of Series A, Series B, Series C and Series D Preferred Stock and Rights--Series D Preferred Stock and Rights." The adoption of the shareholders rights plan by the Company could possibly affect the exercise by KLM of the KLM Option, exercisable in August 1998, to purchase up to 5,270,038 shares of Common Stock from other Original Investors. In order to exercise the KLM Option in August 1998 should KLM's then outstanding holdings of Common Stock plus any shares it may elect to purchase under the KLM Option exceed the ownership threshold then in effect under the shareholder rights plan, KLM first might have to divest itself of Common Stock then held so as not to exceed the ownership threshold provided for in the rights plan. KLM opposed the adoption of the shareholder rights plan and has advised the Company that it would oppose any other action by the Company or the other Original Investors taken without KLM's consent if such action limited or otherwise adversely affected KLM's rights under the KLM board representation agreement (described below under "--KLM Agreement") or the Stockholders' Agreement.

    KLM has instituted litigation against the other Original Investors seeking a declaratory judgment that the amendments to the Stockholders' Agreements described above are null and void. KLM has also instituted litigation against the Company and its directors (other than the KLM Directors) seeking to rescind the adoption of the shareholder rights plan or, alternately, to require that the KLM Option be exempted from the operation of the shareholder rights plan. The Company believes that KLM's litigation against both the Original Investors and the Company and its directors is without merit.

KLM AGREEMENT

    The Company has entered into an agreement with KLM providing that for the 15-year period following termination of the Stockholders' Agreement, KLM will be entitled to designate a number of directors on the Company's Board of Directors proportional to KLM's then percentage common equity interest in the Company (but not in excess of one-third of the Board of Directors seats or such lesser amount which is the maximum permitted under U.S. law). This agreement is terminable by either party if KLM should terminate the Commercial Cooperation and Integration Agreement entered into by the Company and KLM in September 1992, pursuant to which the Company and KLM have entered into code-sharing, blocked-space arrangements and joint commercial operations.

                              PLAN OF DISTRIBUTION

    Northwest may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors or other persons directly or through one or more dealers or agents. Any such underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in an applicable Prospectus Supplement.

    The Offered Securities may be sold at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange. Northwest also may, from time to time, authorize underwriters acting as Northwest's agents to offer and sell the Offered Securities upon the terms and conditions as shall be set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Northwest in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

    If a dealer is used directly by Northwest in the sale of Offered Securities in respect of which this Prospectus is delivered, Northwest will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer and the terms of any such sale will be set forth in the Prospectus Supplement relating thereto.

    Offered Securities may be offered and sold through agents designated by Northwest from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named in, and any commissions payable by Northwest to such agent will be set forth in, the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Offers to purchase Offered Securities may be solicited directly by Northwest and sales thereof may be made by Northwest directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Except as set forth in the applicable Prospectus Supplement, no director, officer or employee of Northwest or NWA Corp. will solicit or receive a commission in connection with direct sales by Northwest of the Offered Securities, although such persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

    Any underwriting compensation paid by Northwest to underwriters, dealers or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with Northwest, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Northwest for certain expenses.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, NWA Corp., Northwest and NWA Corp.'s other subsidiaries in the ordinary course of business.

    If so indicated in an applicable Prospectus Supplement and subject to existing market conditions, Northwest will authorize dealers acting as Northwest's agents to solicit offers by certain institutions to purchase Offered Securities from Northwest at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of Northwest. Contracts will not be subject to any conditions except the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the applicable Prospectus Supplement will be granted to underwriters and agents soliciting purchases of Offered Securities pursuant to Contracts accepted by Northwest. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

    The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. If an underwriter or underwriters are utilized in the sale of any Offered Securities, the applicable Prospectus Supplement will contain a statement as to the intention, if any, of such underwriters at the date of such Prospectus Supplement to make a market in the Offered Securities. No assurances can be given that there will be a market for the Offered Securities.

    The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered will be set forth in the applicable Prospectus Supplement. Debt Securities issuable upon exercise of Warrants will be issued upon payment of the exercise price and otherwise in accordance with the relevant terms applicable to such Warrants and described in the relevant Prospectus Supplement.

                                 LEGAL OPINIONS

    Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Debt Securities (and the Parent Guaranty) and Warrants offered hereby will be passed upon for Northwest and NWA Corp. by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. In rendering such opinion, Simpson Thacher & Bartlett will be relying as to matters of Minnesota law on an opinion from the Office of the General Counsel of NWA Corp. and Northwest Airlines Corporation.

                                    EXPERTS

    The consolidated financial statements and schedule of Northwest Airlines Corporation appearing or incorporated by reference in Northwest Airlines Corporation's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORTHWEST OR NWA CORP. SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
NWA Corp. and Northwest...................................................  S-3
Summary Consolidated Financial and Operating Data.........................  S-5
Risk Factors..............................................................  S-7
Capitalization............................................................  S-10
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................  S-11
Business..................................................................  S-17
Use of Proceeds...........................................................  S-19
Description of Notes......................................................  S-20
Underwriting..............................................................  S-23
Legal Opinions............................................................  S-23

                                   PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Ratio of Earnings to Fixed Charges........................................    4
Description of Debt Securities............................................    4
Description of Warrants...................................................   13
Description of Capital Stock..............................................   15
Description of Series A, Series B, Series C and Series D Preferred Stock
  and Rights..............................................................   16
Corporate Governance and Control..........................................   23
Plan of Distribution......................................................   26
Legal Opinions............................................................   28
Experts...................................................................   28

                                  $

                                   NORTHWEST
                                 AIRLINES, INC.

                                    % NOTES DUE

                                   FULLY AND
                         UNCONDITIONALLY GUARANTEED BY

                               NORTHWEST AIRLINES
                                  CORPORATION

                                   ---------

                                     [LOGO]

                                   ---------

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                              MORGAN STANLEY & CO.

                                  INCORPORATED

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